                                    [PHOTO]

                    GOLDEN TELECOM INC. ANNUAL REPORT 2003

LETTER FROM THE CHAIRMAN OF THE BOARD                   03
REPORT FROM THE PRESIDENT                               05
GOLDEN TELECOM COMINCOM I COMBELLGA SIBCHALLENGE        07
FIBER TO NIZHNY NOVGOROD BACKBONE IN SAINT PETERSBURG   09
BUSINESS AND CORPORATE SERVICES                         11
CARRIER AND OPERATOR SERVICES                           13
CONSUMER INTERNET SERVICES MOBILE SERVICES              15
FINANCIAL PERFORMANCE                                   17
CHALLENGES FOR THE FUTURE                               19
THANKS                                                  21
FINANCIAL REVIEW                                        22

                                                       [GOLDEN TELECOM(TM) LOGO]

                                                             GOLDEN TELECOM INC.

                                                           ANNUAL REPORT 2003 01

                                     [PHOTO]

02 LETTER FROM THE CHAIRMAN OF THE BOARD

01 LETTER FROM THE CHAIRMAN OF THE BOARD

DEAR FELLOW SHAREHOLDERS

GOLDEN TELECOM expanded steadily in 2003, both through consolidation and through organic growth. We were pleased to see that the market has recognized our company's growth potential, and we will continue to undertake measures to ensure that the company realizes this potential. Your board has always set high standards of corporate governance for Golden Telecom. Your representatives closely scrutinize investments and acquisitions to ensure that growth opportunities are prudently pursued. We are confident that management has the resources and the incentives to ensure that our company continues to grow. We respect the importance of Golden Telecom's portfolio investors, and remain committed to delivering the best possible transparency and corporate governance to all investors.

Sincerely, PETR. O. AVEN                                      /s/ PETR. O. AVEN
CHAIRMAN, BOARD OF DIRECTORS, GOLDEN TELECOM, INC.

                                        LETTER FROM THE CHAIRMAN OF THE BOARD 03

                                     [PHOTO]

04 LETTER TO SHAREHOLDERS

02 REPORT FROM THE PRESIDENT

WHEN I TOOK OVER AS PRESIDENT AND CEO OF GOLDEN TELECOM, INC. IN 2001, I HAD A VISION OF A COMPANY THAT WOULD BE A TRULY NATIONAL OPERATOR, PROVIDING THE HIGHEST QUALITY SERVICE TO THE MOST DEMANDING CUSTOMER BASE. WE HAVE NOT LOST SIGHT OF OUR GOAL OF BEING THE LEADING FACILITIES-BASED, ALTERNATIVE VOICE, DATA AND INTERNET SERVICES OPERATOR IN RUSSIA AND THE COMMONWEALTH OF INDEPENDENT STATES. 2003 SAW OUR COMPANY CONTINUE TO BUILD TOWARDS THAT GOAL. IN PURSUIT OF THIS GOAL, WE HAVE FIVE STRATEGIES:

(1) PURSUE CONSOLIDATION OPPORTUNITIES (2) INCREASE MARKET SHARE BY OFFERING BUNDLED DATA AND VOICE SERVICES OVER AN INTEGRATED NETWORK (3) EXTEND OUR LEADING POSITION IN HIGH GROWTH DATA AND INTERNET MARKETS (4) REDUCE OPERATING COSTS AND SATISFY CAPACITY NEEDS THROUGH NETWORK PLANNING AND OPTIMIZATION (5) FOCUS OPERATING ACTIVITIES AND CAPITAL INVESTMENTS IN MAJOR METROPOLITAN AREAS.

THE RUSSIAN telecommunications sector is an exciting place to be. The government announced in March 2004 that it expects 2004 GDP growth to be 6.4%. We do not see aggressive competition from incumbent operators for our core corporate market. We see opportunities in the regions, and in the small business sector. At the same time, we have learned from the examples of other companies in other markets, and will expand prudently. When we build, we build because we see a tangible client that will pay to use the new capacity. When we buy, we already have a plan to add value to the asset. Cash increased from $59.6 million to $65.2 million, despite an impressive acquisition and capital expenditure program, which testifies to the strength of our underlying business, and to the prudence of our expansion strategy. The highlight of the year was the acquisition of Comincom/Combellga. We made an important regional purchase of Sibchallenge in Krasnoyarsk, broadening our network's footprint as Russia's growth spreads beyond the capital. Although we ended the year with revenues 42% up on 2002, and with a share price 98% higher than at the start of the year, Golden Telecom is not resting on its laurels. The challenge for 2004 will be to consolidate our new acquisitions, and to seek out more growth in the regions.

                                                       LETTER TO SHAREHOLDERS 05

                                    [PHOTO]

06 LETTER TO SHAREHOLDERS

03 COMINCOM I COMBELLGA (1)
   SIBCHALLENGE (2)

     OUR PURCHASE of Comincom with its 100%-owned subsidiary, Combellga will have far-reaching effects for the alternative telecoms market. Now Golden Telecom is the largest player in this market. We are the only operator capable of offering commercial-grade telecoms services in virtually any point of Russia. No other operator can claim to have our reach, or our network quality. With Combellga, we also acquire Telenor as a shareholder, with two seats on our board. We see it as an important show of faith in the company that Telenor preferred to exchange Comincom for shares in Golden Telecom, rather than cash. Our new shareholder brings a wealth of experience from other markets. Telenor have shown themselves to be committed investors in Russia, so we are delighted to have them as shareholders.

     OUR ACQUISITION of Sibchallenge follows the model of regional expansion that we started in Nizhny Novgorod with our purchases of KIS and ADS. We look for operators that have their own facilities, numbering capacity and interconnect agreements, as well as a local client base. We can add our commercial experience and backbone capacity to have a positive impact from day one. With each new transaction we strengthen our corporate platform for integrating companies, which gives us a head start against the competition, and will enable us to use these regional companies as a springboard to be as strong in the regions as we have been in Moscow. We intend to buy similar companies, when they are available at a good price. For instance, we have announced in February 2004 our acquisition of 100% of ST-Holding, which owns 50% plus one share in ZAO Samara-Telecom, an alternative operator in Samara and the Samara region.

                                                       LETTER TO SHAREHOLDERS 07

                                     [PHOTO]

08 LETTER TO SHAREHOLDERS

04 FIBER TO NIZHNY NOVGOROD (1)
   BACKBONE IN SAINT PETERSBURG (2)

     MOSCOW CLIENTS are increasingly asking us to connect their regional offices or manufacturing plants with their head office. As a result of this extra traffic, this year we signed an agreement with VimpelCom to build a fiber optic cable to Nizhny Novgorod. This means that when the project is completed later this year, we should get all the capacity we need, while paying only about a half of the cost of construction. This fits with our strategy of client-driven capital expenditure - we only build when there is a concrete revenue stream, or a cost to be replaced. Our ADS subsidiary in Nizhny Novgorod will benefit from having much cheaper connections to Moscow and the outside world, and we will be less dependent on incumbent operators for a key route. As our nationwide traffic increases, we expect to extend this network to cover Russia's major traffic destinations. The end result should be a national, state-of-the-art telecommunications network that can rival the incumbent.

     ANOTHER EXAMPLE of our client-driven capex is our network in Saint-Petersburg. We have built a backbone network to connect VimpelCom's base stations. We can use VimpelCom as an "anchor client" in Saint-Petersburg, and use this newly built network to attract and service other clients. We have already extended this network to Veliky Novgorod, and expect to do the same in other cities.

                                                       LETTER TO SHAREHOLDERS 09

                                     [PHOTO]

10 LETTER TO SHAREHOLDERS

05 BUSINESS AND CORPORATE SERVICES

Fig.1 BUSINESS AND CORPORATE SERVICES REVENUE, $ million

[BAR CHART]

[PLOT POINTS TO COME]

See Footnote No 14 of the financial statements, which describes the basis for segment information presentation

FOURTH QUARTER revenues from our business and corporate services department were over 52% higher than the same quarter in the previous year and we increased the number of contracts in this segment to approximately 97,639 from approximately 34,928 at the end of the first quarter. These are customers that we expect to generate revenue in the future, and we plan to widen the services that we sell them. The Business and Corporate services unit was particularly proud to be chosen to manage most of the lines for the hotline to the President of Russia, organized on December 18, 2003. From December 14 to 18, any person could call a special toll-free number and put a question to Mr Putin. Over 70 of Golden Telecom's call center operators worked on the hot line, which was open round the clock. This year was a record-breaking one: more than 1.6 million questions were put to the President over the telephone, via the Internet and live on-air. Over half of the calls received were processed by the operators of Golden Telecom's call center. During the live broadcast more than 3000 calls per minute were made to the toll-free number. Thanks to a unique solution created by Golden Telecom, no call to the Presidential hotline went unanswered.

THERE IS NO BETTER EXAMPLE OF OUR SLOGAN "YOU ARE CONNECTED" THAN OUR ABILITY TO CONNECT A PRESIDENT DIRECTLY WITH HIS CITIZENS.

                                                       LETTER TO SHAREHOLDERS 11

                                     [PHOTO]

12 LETTER TO SHAREHOLDERS

06 CARRIER AND OPERATOR SERVICES

Fig.1 CARRIER AND OPERATOR SERVICES REVENUE, $ million

[BAR CHART]

[PLOT POINTS TO COME]

See Footnote No 14 of the financial statements, which describes the basis for segment information presentation

ALTHOUGH the Carrier and Operator services sector is highly competitive, our revenue in this segment in the fourth quarter 2003 was 38% higher than the same quarter in 2002. This sector is competitive because the products offered are more commoditized. One way in which we have managed to set ourselves apart from the competition is to forge close ties to all the wireless operators, which enables us to share in Russia's mobile boom as we provide network services to them. We signed a contract with VimpelCom to provide backbone service in Saint-Petersburg and the North West region of Russia. This is an important relationship for us, as it creates a platform for our expansion into this region, and allows us to develop expertise than can be applied in the rest of Russia.

                                                       LETTER TO SHAREHOLDERS 13

                                    [PHOTO]

14 LETTER TO SHAREHOLDERS

07 CONSUMER INTERNET SERVICES (1)
   MOBILE SERVICES (2)

Fig.1 CONSUMER INTERNET REVENUES, $ million

[BAR CHART]

[PLOT POINTS TO COME]

Fig.2 MOBILE SERVICE REVENUES, $ million

[BAR CHART]

[PLOT POINTS TO COME]

See Footnote No 14 of the financial statements, which describes the basis for segment information presentation

     OUR INTERNET SERVICE PROVIDER, ROL, remains Russia's largest pan-national provider, and connected its 300,000th customer this year. Average revenues per user remain flat at around $8, and so revenues from this segment grew by 41% this year. OUR MOBILE OPERATOR IN UKRAINE increased subscriber numbers to 40,026, up 8.6% from last year. ARPU is steady at $31. MCT Corp., a company in which we own 23%, sold stakes in 5 cellular operators for $70 million, and declared a dividend, from which we received $4.7 million.

                                                       LETTER TO SHAREHOLDERS 15

                                     [PHOTO]

16 LETTER TO SHAREHOLDERS

08 FINANCIAL PERFORMANCE

                                         FOR THE YEARS ENDED DECEMBER 31,
                                         ---------------------------------
                Tab.1                     2000      2001     2002    2003
--------------------------------------------------------------------------
FINANCIAL RESULTS

REVENUES                                 113.1     140.0     198.7   360.5

INCOME (LOSS) FROM OPERATIONS            (15.1)    (45.3)     31.4    69.7

NET INCOME (LOSS)                        (10.3)    (39.0)     29.8    55.4

NET INCOME (LOSS) PER SHARE - DILUTED     (0.4)    (1.65)     1.21    1.90

WEIGHTED AVERAGE SHARES - DILUTED         24.1      23.6      24.5    29.1

PURCHASES OF PROPERTY, PLANT
AND EQUIPMENT AND INTANGIBLE ASSETS       37.1      27.9      29.4    63.7

ACQUISITIONS, NET OF CASH ACQUIRED        24.3      33.4      51.2    12.3

                                                  AS OF DECEMBER 31,
                                         ---------------------------------
          Tab.2                           2000     2001     2002     2003
--------------------------------------------------------------------------
FINANCIAL POSITION

TOTAL ASSETS                             348.5    300.4    435.8    729.2

TOTAL DEBT, INCLUDING

CURRENT PORTION                           19.0     22.2     40.5      8.0

SHAREHOLDERS' EQUITY                     283.2    220.8    307.5    580.2

FINANCIAL RATIOS

OPERATING RATIO                            -13%     -32%      16%      19%

NET MARGIN                                  -9%     -28%      15%      15%

DEBT TO TOTAL CAPITALIZATION                 5%       7%       9%       1%

OUR REVENUES GREW 81% to $360.5 million, and our net income was $55.4 million, up 80% to a record level for us. Golden Telecom closed the year in a strong financial position. Cash rose from $59.6 million to $65.2 million over the year. Cash flow from operations exceeded capital expenditure by $23.3 million. In additions, significant cash inflows came from the exercise of employee stock options ($23.7 million) and a special dividend from our equity investee, MCT Corp. ($4.7 million). We paid off our $30 million debt to Citibank early, and now have negligible debt, which is unusual in this sector. We will borrow money if a large attractive acquisition target presents itself, but for the time being, our cash flow from operations should be sufficient for our capital needs, as well as for smaller acquisitions.

                                                       LETTER TO SHAREHOLDERS 17

                                    [PHOTO]

18 LETTER TO SHAREHOLDERS

09 CHALLENGES FOR THE FUTURE

IN 2004, WE WILL FOCUS ON INTEGRATING COMINCOM AND COMBELLGA IN ORDER TO ENSURE THAT WE CAN PRESERVE AND DEVELOP THE VALUE THAT HAS BEEN BUILT UP IN THESE TWO COMPANIES. WE WILL CONTINUE TO PUSH INTO THE REGIONS. IN ADDITION, WE WILL CONTINUE TO MEET THE FOLLOWING CHALLENGES.

(1) SMALL AND MEDIUM-SIZED ENTERPRISES (SME)/SMALL OFFICE-HOME OFFICE (SOHO) MARKET. This market delivers higher margins, and shows tremendous growth potential. The small business sector in Russia has not grown as fast as expected in recent years, but the Russian government has announced that it plans to support small business growth. These new businesses will need telephone and data services if they are going to thrive, and we will work to ensure that our billing systems and business practices are tuned to this sector. (2) COMPETITION. The competitiveness of our service is demonstrated by the fact that, together with Comincom/Combellga, we have nearly 50% of the alternative corporate telephony market in Moscow. Each year our increased investment creates a sunk cost that will make it harder for new entrants to offer a service with our breadth of coverage and services. However, we realize that our competitors are not sleeping, either, and so we will continue investing and innovating to stop them catching up. (3) COMPETITION FROM NEW TECHNOLOGIES. We think that the best way to deal with competition from new technologies like voice over Internet protocol (VoIP) and wireless in the local loop (WLL) is to embrace these technologies ourselves. These new technologies lower the cost of entry for new operators, and allow them to undercut our prices, but they also enable us to offer faster and cheaper service to our customers. Golden Telecom continues to monitor innovations in the fast-moving world of telecommunications equipment, and we see plenty of opportunities to improve client service, and maintain our market position.

                                                       LETTER TO SHAREHOLDERS 19

                                     [PHOTO]

20 LETTER TO SHAREHOLDERS

10 THANKS

I WOULD LIKE TO TAKE THIS OPPORTUNITY TO THANK VARIOUS GROUPS WHO HAVE MADE POSSIBLE THE SUCCESS OF GOLDEN TELECOM.

FIRST OR ALL, I would like to thank the staff of Golden Telecom, who have continued to maintain their flexibility and focus on quality in a changing environment. No sooner had we finished the merger of Sovintel and TeleRoss than we embarked on the acquisition of Comincom and Combellga. The employees of your company have met these challenges with creativity and hard work, and you have good reason to be proud of them. SECOND, thanks are due to our shareholders, and their representatives on the Board, who have supported us in our expansion plans, and provided useful advice in all aspects of our operations. We welcome our new directors from Telenor and look forward to sharing their experience in both developed and emerging telecoms markets. As shareholders, you can be confident that you are represented by a team of experts from various fields, who are committed to the highest standards of corporate governance.

Thank you, ALEXANDER Y. VINOGRADOV,                  /s/ ALEXANDER Y. VINOGRADOV
PRESIDENT AND CHIEF EXECUTIVE OFFICER, GOLDEN TELECOM, INC.

                                                       LETTER TO SHAREHOLDERS 21

12 FINANCIAL REVIEW

22 FINANCIAL REVIEW

SELECTED FINANCIAL DATA

The following selected historical consolidated financial data at December 31, 1999, 2000, 2001, 2002 and 2003, and for all of the years presented are derived from consolidated financial statements of Golden Telecom, Inc. which have been audited by Ernst & Young (CIS) Limited, independent auditors. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included in this document.

                                                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                                               -----------------------------------------------------
                                                                                  1999      2000        2001       2002      2003
STATEMENT OF OPERATIONS DATA:                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues ....................................................................  $ 97,931   $113,089   $140,038   $198,727   $360,534
Cost of revenues (excluding depreciation and amortization) ..................    40,516     50,954     63,685     91,189    181,085
Gross margin ................................................................    57,415     62,135     76,353    107,538    179,449
Selling, general and administrative (excluding depreciation and
amortization) ...............................................................    41,011     45,420     48,935     46,147     64,384
Depreciation and amortization ...............................................    28,143     31,851     41,398     29,961     45,334
Abandonment and restructuring charge ........................................    19,813         --         --         --         --
Impairment charge ...........................................................        --         --     31,291         --         --
Income (loss) from operations ...............................................   (31,552)   (15,136)   (45,271)    31,430     69,731
Equity in earnings (losses) of ventures .....................................    (6,677)      (285)     8,155      4,375      4,687
Interest income (expense), net ..............................................     2,814      7,126        777       (667)      (872)
Foreign currency loss .......................................................    (2,739)      (390)      (647)    (1,174)      (232)
Minority interest ...........................................................    (1,477)      (431)      (117)      (527)      (480)
Other non-operating expense .................................................        --       (148)        --         --         --
Provision for income taxes ..................................................     6,823        990      1,902      4,627     17,399
Net income (loss) before cumulative effect of change in accounting
principle ...................................................................   (46,454)   (10,254)   (39,005)    28,810     55,435
Cumulative effect of change in accounting principle .........................        --         --         --        974         --
Net income (loss) ...........................................................   (46,454)   (10,254)   (39,005)    29,784     55,435
Net income (loss) per share
before Cumulative effect of change in accounting principle - basic(1) .......     (3.38)     (0.43)     (1.65)      1.20       1.95
Cumulative effect of change in accounting principle .........................        --         --         --       0.04         --
Net income (loss) per share - basic(1) ......................................     (3.38)     (0.43)     (1.65)      1.24       1.95
Weighted average shares - basic(1) ..........................................    13,736     24,096     23,605     24,102     28,468
Net income (loss) per share
before cumulative effect of change in accounting principle - diluted(1)......     (3.38)     (0.43)     (1.65)      1.17       1.90
Cumulative effect of change in accounting principle .........................        --         --         --       0.04         --
Net income (loss) per share diluted(1) ......................................     (3.38)     (0.43)     (1.65)      1.21       1.90
Weighted average shares diluted(1) ..........................................    13,736     24,096     23,605     24,517     29,107

                                                             FINANCIAL REVIEW 23

                                                                                                    AT DECEMBER 31,
                                                                               -----------------------------------------------------
                                                                                 1999        2000       2001       2002       2003
BALANCE SHEET DATA:                                                                                 (IN THOUSANDS)
Cash and cash equivalents ...................................................  $ 162,722  $  57,889  $  37,404  $  59,625  $  65,180
Investments available for sale ..............................................                54,344      8,976
Property and equipment, net .................................................     62,176     82,377     98,590    166,121    283,110
Investments in and advances to ventures .....................................     45,196     49,629     45,981        721        251
Goodwill and intangible assets, net .........................................     53,467     70,045     57,146    127,669    248,843
Total assets ................................................................    366,624    348,456    300,384    435,810    729,226
Total debt, including current portion .......................................     28,029     18,997     22,220     40,495      7,980
Minority interest ...........................................................      2,816      3,337      5,967      2,187      2,722
Shareholders' equity ........................................................    288,552    283,193    220,844    307,458    580,231

(1) Per share amounts in this table were calculated based upon the assumption that the 10,600,000 common shares issued in connection with the formation of the Company are outstanding for all periods prior to September 30, 1999.

Refer to Note 5 to the Consolidated Financial Statements for descriptions of recent acquisitions that impact the comparability of financial information. Other business combinations not disclosed in the footnotes were as follows:

In August 1999, the Company increased its beneficial ownership in TCM from 95% to 100%. Goodwill in the amount of $3.2 million was recorded by the Company.

An affiliate of ING Barings which indirectly owned 12.25% of Golden Telecom (Ukraine), contributed its indirect interest in Golden Telecom (Ukraine) to a wholly owned subsidiary of Golden Telecom, Inc., upon the consummation of the Initial Public Offering ("IPO") on September 30, 1999 in exchange for 420,000 newly issued shares of common stock of the Company. In accordance with the subscription agreement filed with the United States Securities and Exchange Commission at the time of the IPO, an additional 30,000 shares of common stock in the Company were issued in full and final settlement to the affiliate of ING Barings. Our beneficial interest in Golden Telecom (Ukraine) increased from 56.75% to 69% as the result of this transaction.

In June 1999, the Company acquired the assets of Glasnet, a Moscow based Internet Services Provider ("ISP"). In July 1999, the Company acquired a 75% interest in SA Telcom LLP, a telecommunications and data services provider in Kazakhstan. In December 1999, the company acquired the assets of Nevalink, an ISP, and full-equity ownership of NevaTelecom. Both Nevalink and NevaTelecom provide telecom and Internet services to the St. Petersburg market. These acquisitions were purchased for approximately $2.5 million in cash.

In February 2000, Golden Telecom (Ukraine), acquired 99% of Sovam Teleport Ukraine, including a 51% interest previously held by third parties. Sovam Teleport Ukraine is a provider of data and Internet services to Ukraine-based business. In March 2000, the Company acquired the assets of Referat.ru and Absolute Games, two leading vertical Internet portals in the education and computer gaming categories of the Russian Internet. In April 2000, the Company acquired the assets of Fintek, a prominent Moscow-based Web design studio and 51% of Commercial Information Networks, the largest Internet service provider in Nizhny Novgorod. In September 2000, SFMT-Rusnet, Inc., a wholly-owned subsidiary, acquired 25% of SA Telcom LLP, a telecommunications and data services provider in Kazakhstan, bringing its ownership interest in this company up to 100%. The combined purchase price was less than $3.0 million in cash.

24 FINANCIAL REVIEW

In October 2000, the Company acquired the assets of IT INFOART STARS, a leading horizontal Russian and English language Internet portal, for approximately $8.3 million in cash. In December 2000, the Company acquired Agama Limited ("Agama") that owns the Agama family of web properties for approximately $13.1 million in cash and the issuance of 399,872 shares of the Company's common stock valued at $3.8 million.

In December 2000, the Company acquired an approximately 24% ownership interest in MCT Corp. in exchange for the Company's 100% ownership of Vostok Mobile B.V., a Netherlands registered private limited holding company that owned the Company's Russian mobile operations. Refer to Note 4 to the Consolidated Financial Statements for a description of the change in method of accounting for goodwill in 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis relates to our financial condition and results of operations of the Company for each of the years ended December 31, 2003, 2002 and 2001. This discussion should be read in conjunction with the "Selected Historical Consolidated Financial Data" and the Company's Consolidated Financial Statements and the notes related thereto appearing elsewhere in this Report.

We are a leading facilities-based provider of integrated telecommunications and Internet services to businesses and other high-usage customers and telecommunications operators in 165 combined access points in Moscow, Kiev, St. Petersburg, Nizhny Novgorod, Krasnoyarsk and other major population centers throughout Russia and other countries of the Commonwealth of Independent States ("CIS"). We organize our operations into four business groups, as follows:

BUSINESS AND CORPORATE SERVICES. Using our fiber optic and satellite-based networks in and between major metropolitan areas of Russia, Ukraine and other countries of the CIS, we provide business and corporate services including voice and data services to corporate clients across all geographical markets and all industry segments, other than telecommunications operators;

CARRIER AND OPERATOR SERVICES. Using our fiber optic and satellite-based networks in and between major metropolitan areas of Russia, Ukraine and other countries of the CIS, we provide a range of carrier and operator services including voice and data services to foreign and Russian telecommunications and mobile operators;

CONSUMER INTERNET SERVICES. Using our fiber optic and satellite-based networks, we provide dial-up Internet access to the consumer market and web content offered through a family of Internet portals throughout Russia, Ukraine and Kazakhstan; and

MOBILE SERVICES. Using our mobile networks in Kiev and Odessa, Ukraine, we provide mobile services with value-added features, such as voicemail, roaming and messaging services on a subscription and prepaid basis.

We intend to offer all of our integrated telecommunication services under the Golden Telecom brand, although, due to the recent acquisition of OAO Comincom ("Comincom"), some services still carry the Combellga brand. Our dial-up Internet services are distributed under the ROL brand in Russia and Kazakhstan and under the Svit-On-Line brand in Ukraine.

Additionally, we hold a minority interest in MCT Corp. ("MCT"), which in turn has ownership interests in 15 mobile operations located throughout Russia and in Uzbekistan and Tajikistan. We treat our ownership interest in MCT as an equi-

                                                             FINANCIAL REVIEW 25
ty method investment and are not actively involved in the day-to-day management of the operations. In August 2003, MCT concluded a binding agreement with OJSC Mobile TeleSystems on the sale of five of its cellular operators. OJSC Mobile TeleSystems acquired these five cellular operators from MCT for $70.0 million and assumed certain guarantees as part of the transaction.

Most of our revenue is derived from high-volume business customers and carriers. Our business customers include large multi-national companies, local enterprises, financial institutions, hotels and government agencies. We believe that the carriers, including mobile operators, which contribute a substantial portion of our revenues, in turn derive a portion of their business from high-volume business customers. Thus, we believe that the majority of our ultimate end-users are businesses that require access to highly reliable and advanced telecommunications facilities to sustain their operations.

We have traditionally competed for customers on the basis of network quality, customer service and range of services offered. In the past several years, other telecommunications operators have also introduced high-quality services to the segments of the business market in which we operate. Competition with these operators is intense, and frequently results in declining prices for some of our services, which adversely affect our revenues. In addition, some of our competitors do not link their prices to the United States ("US") dollar - ruble exchange rate, so when the ruble devalues, their prices effectively become lower in relation to our prices. The ruble exchange rate with the US dollar has become relatively stable since early 2000, has appreciated during 2003 and price pressures associated with devaluation have eased considerably. We cannot be certain that the exchange rate will remain stable in the future and therefore we may experience additional price pressures.

Since early 2000, we have witnessed a recovery in the Russian market, but downward pricing pressures persists from increased competition and the global trend toward lower telecommunications tariffs. In 2001, 2002 and during 2003, our traffic volume increases exceeded the reduction in tariffs on certain types of voice traffic. This is a contributory factor to the increases in our revenue in 2001, 2002 and during 2003. We expect that this trend of year over year increases in traffic volume will continue as long as the Russian economy continues to develop at its current pace.

In order to handle additional traffic volumes, we have expanded and will continue to expand our fiber optic capacity along our heavy traffic and high cost routes to mitigate declines in traffic margins, reduce our unit transmission costs and ensure sufficient capacity to meet the growing demand for data and Internet services. We expect to and have continued to add additional transmission capacity, which due to its fixed cost nature can initially depress margins, but will over time allow us to improve or maintain our margins.

On January 1, 2004, a new law on telecommunications ("New Law") came into effect in Russia. The New Law sets the legal basis for the telecommunications business in Russia and defines the status that state bodies have in the telecommunications sector. We cannot predict with any certainty how the New Law will affect us. The New Law may increase the regulation of our operations and until such time as appropriate implementing regulations consistent with the New Law are promulgated by the Ministry of Communications, there will be a period of confusion and ambiguity as regulators interpret the legislation.

In Kiev, Ukraine we have entered into agreements to obtain sufficient numbering capacity for our business services operations. Our ability to grow our business services operations in Kiev may become limited if the parties who provide our numbering capacity and other infrastructure requirements are unable or unwilling to perform under their contracts with us.

26 FINANCIAL REVIEW

We have entered into an interim arrangement with Ukrtelecom on allocation of indirect numbering capacity to us, and expect the allocation to be completed in the beginning of 2004, which will cause us to incur significant additional costs. This would enable us to participate in sharing profits from fixed-to-mobile calls termination on a par with other Ukrainian mobile operators. However, introduction of CPP principle may eventually decrease average revenue per subscriber in our mobile network in Ukraine.

In 2003 we signed new amendments to the settlement agreement with Ukrtelecom allowing incoming international traffic termination to Ukrainian public switched telephone network ("PSTN") via Ukrtelecom's network. Also, we signed a new agreement with Utel for incoming international traffic termination to Ukrainian PSTN's. Outgoing international traffic is routed through our international gateway to international operators using least-cost routing.

A faction within the Parliament introduced a bill which would have prevented telecommunications operators from charging for incoming calls of any kind. Although the sponsors of the bill were attempting to expedite the calling party pays' ("CPP") concept common in other countries, they overlooked the basic requirements needed to fully support the concept in Ukraine, namely legislation governing inter-operator settlements and billing functionality enhancements within the local infrastructure. The bill was defeated in early 2002 after successful lobbying by the major players in the market, however, in February 2003, the Ukrainian Parliament overrode the President's veto and adopted an amendment to the Ukrainian Communications law prohibiting all telecommunications operators from charging their end-user customers for incoming calls, thus introducing the CPP principle, which entered into effect on September 19, 2003.

State regulated tariffs for calls from the public switched telephone network to mobile networks were also introduced at this time, thus allowing mobile operators to receive a share of revenue from calls in to mobile networks.

To effect CPP settlements on our network we entered into an interim agreement with Ukrtelecom that assigns a national destination code numbering plan to our mobile customers and reallocates our interconnect numbering capacity in Kiev and Odessa from our mobile to our fixed network. This agreement became effective in November 2003 and enabled us to receive a settlement from revenue generated when a fixed line party calls our mobile customer. This agreement also releases direct city numbering capacity for future sale to CLEC customers.

In addition to our traditional voice and data service provision, prior to 2002, we were actively pursuing a strategy of developing non-traditional telecom service offerings including those related to the Internet, such as web-hosting, web design, and vertical and horizontal Internet portal development. In line with experience outside of Russia, we did not see the rapid development of Internet based services that were expected. Internet based advertising and e-commerce revenues did not develop to significant levels and we reviewed our long term strategy for Internet based products. As a result of this review, we evaluated the future cash flows for this business, and we recorded an impairment charge of $20.9 million in the fourth quarter of 2001. We expect to see some growth in Internet based advertising and will continue to offer this service to support our dial-up Internet service and be in a position to capitalize on any upturn in demand for this service.

We have seen a significant year-over-year increase in our dial-up Internet subscriber numbers and we expect the increase to continue, as our base of regional subscribers expands. As additional dial-up capacity becomes available in Moscow, we expect to increase our market share in the capital as well. In June 2001, we completed the purchase of a leading Russian Internet service provider ("ISP"), Cityline, together with

                                                             FINANCIAL REVIEW 27

Uralrelcom, another ISP and an infrastructure company, ZAO First Telecommunications Company ("PTK"), and together, these entities allowed us to increase our regional dial-up Internet presence and increase our numbering capacity and access lines in Moscow. The new Moscow capacity was initially placed into service in July 2002. The Moscow numbering capacity and some of the access lines provided by PTK are allocated to support Business and Corporate Services and Carrier and Operator Services division end-user customers, with the majority of the access lines being allocated to support planned increases in dial-up Internet subscribers in our Consumer Internet Services division.

We have continued to integrate our acquisitions and improve operational efficiency while at the same time controlling costs. We expect to incur further costs in connection with overall streamlining of our operations during 2004. As of April 15, 2003, all assets, liabilities, rights and obligations of TeleRoss were transferred to Sovintel as part of the legal merger of these two wholly-owned subsidiaries.

RECENT AQUISITION

In August 2003, we completed the acquisition of 100% ownership interest in OOO Sibchallenge ("Sibchallenge"), a telecommunications service provider in Krasnoyarsk, Russia for cash consideration of approximately $15.4 million. The acquisition of Sibchallenge establishes our presence in the Krasnoyarsk region. In addition, Sibchallenge has numbering capacity and interconnect agreements.

In December 2003, we completed the acquisition of 100% of the shares in Comincom from Nye Telenor East Invest ("Telenor") for a total purchase price of approximately $195.3 million, consisting of approximately $193.5 million in GTI's common stock and direct transaction costs of approximately $1.8 million. The acquisition of Comincom further strengthens our position in the key Moscow and St. Petersburg communications markets, and positions us to realize future operating and capital expenditure synergies. Comincom provides telecommunications services, principally to major hotels, business offices and mobile communication companies through its telecommunications network in Russia, including Moscow, St. Petersburg, Voronezh, Samara and several other major population centers.

In February 2004, we completed the acquisition of ST-Holdings, a Czech company that owns slightly over 50% in ZAO Samara-Telecom, a telecommunications service provider in Samara, Russia from SMARTS and individual owners for approximately $4.8 million in cash.

CRITICAL ACCOUNTING POLICIES

The fundamental objective of financial reporting is to provide useful information that allows a reader to comprehend our business activities. To assist that understanding, management has identified our "critical accounting policies". These policies have the potential to have a significant impact on our financial statements, either because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.

Revenue recognition policies; we recognize operating revenues as services are rendered or as products are delivered to customers and installed. Under multiple-delivery contracts involving a combination of product delivery, installation and maintenance, connection and service fees, revenues are recognized based on the relative fair value of the respective amounts.

Elements are grouped if they are inseparable or objective evidence of fair value does not exist. Certain revenues, such as connection and installation fees, are deferred. We also defer direct incremental costs related to connection fees, not exceeding the revenue deferred. Deferred revenues are subse-

28 FINANCIAL REVIEW
quently recognized over the estimated average customer lives, which are periodically reassessed by us, and such reassessment may impact our future operating results. In determining the recording of revenue, estimates and assumptions are required in assessing the expected conversion of the revenue streams to cash collected.

Allowance for doubtful accounts policies; the allowance estimation process requires management to make assumptions based on historical results, future expectations, the economic and competitive environment, changes in the creditworthiness of our customers, and other relevant factors. Changes in the underlying assumptions may have a significant impact on the results of our operations. In particular, we have certain amounts due to and from subsidiaries of a European telecommunications operator who is currently subject to bankruptcy proceedings. The ultimate resolution of this matter will be affected by a number of factors including the determination of legal obligations of each party, the course of the bankruptcy proceedings, and the enforceability of any determinations. We have recognized provisions based on our preliminary estimate of net exposure on the resolution of these receivables and payables. If our assessment proves to be incorrect we may have to recognize an additional provision of up to $2.1 million, net of tax, although management believes that the possibility of such an adverse outcome is remote.

Long-lived asset recovery policies; this policy is in relation to long-lived assets, consisting primarily of property and equipment and intangibles, which comprise a significant portion of our total assets. Changesin technology or changes in our intended use of these assets may cause the estimated period of use or the value of these assets to change. We perform periodic internal studies to confirm the appropriateness of estimated economic useful lives for each category of current property and equipment. Additionally, long-lived assets, including intangibles, are reviewed for impairment whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. Estimates and assumptions used in both setting useful lives and testing for recoverability of our long-lived assets require the exercise of judgment and estimation based on certain assumptions concerning the expected life of any asset and expected future cash flows from the use of an asset.

Goodwill and assessment of impairment; Commencing from the adoption of Statement on Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets", on January 1, 2002, we perform goodwill impairment testing annually as of October 1 or whenever impairment indicators exist. This test requires a significant degree of judgment about the future events and it includes determination of the reporting units, allocation of goodwill to the reporting units and comparison of the fair value with the carrying amount of each reporting unit. Based on the discounted cash flow valuations performed in 2003, we concluded that for all reporting units the fair value is in excess of the respective carrying amounts.

Valuation allowance for deferred tax asset; we record valuation allowances related to tax effects of deductible temporary differences and loss carryforwards when, in the opinion of management, it is more likely than not that the respective tax assets will not be realized. Changes in our assessment of probability of realization of deferred tax assets may impact our effective income tax rate.

Business segment information; we changed our reporting for business segments in the second quarter of 2003. Prior to the completion of the acquisition of the remaining 50% ownership interest in Sovintel and the subsequent merger of TeleRoss into Sovintel in April 2003, we managed our business segments based on telecommunications products that we provided. In the first quarter of 2003, we re-designed our business segments around customer characteristics.

                                                             FINANCIAL REVIEW 29

Currently, we report four segments within the telecommunications industry:
Business and Corporate Services, Carrier and Operator Services, Consumer Internet Services and Mobile Services. A significant portion of our cost structure, including our investment in infrastructure, benefits multiple segments. As a result, we perform allocations of certain costs in order to report business segment information for management and financial reporting purposes. Applying different allocation techniques and parameters could impact the reported results of individual business segments.

Functional currency; effective January 1, 2003, Russia is no longer considered a hyperinflationary economy, therefore the determination of functional currency for United States generally accepted accounting principles ("US GAAP") reporting purposes should be based on the analysis of the underlying business transactions for each Russian subsidiary. We have determined in accordance with the functional currency criteria of SFAS No. 52, "Foreign Currency Translation", the US dollar should be considered the functional currency of all Russian subsidiaries. There are subjective elements in this determination, including a weight given to each specific criteria established by SFAS No. 52. Changes in the underlying business transactions could lead to different functional currency determination for a particular subsidiary, which would have an impact on its reported financial position and results of operations.

CRITICAL ACCOUNTING ESTIMATES

Accounting estimates are an integral part of the financial statements prepared by management and are based upon management's current judgments. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ markedly from management's current judgment. We believe the following items represent such particularly sensitive accounting estimates:

ALLOWANCE FOR DOUBTFUL ACCOUNTS; any changes in the underlying assumptions of recoverability of accounts receivable by respective aging group or certain specific accounts that are excluded from the specific and general allowances could have a material effect on our current and future results of operations. We believe that the allowance for doubtful accounts is adequate to cover estimated losses in our accounts receivable balances under current conditions.

TAX PROVISIONS; in the course of preparing financial statements in accordance with US GAAP, we record potential tax loss provisions under the guidelines of SFAS No. 5, "Accounting for Contingencies". In general SFAS No. 5 requires loss contingencies to be recorded when they are both probable and reasonably estimable. In addition, we record other deferred tax provisions under the guidelines of SFAS No. 109, "Accounting for Income Taxes". Significant judgment is required to determine when such provisions should be recorded, and when facts and circumstances change, when such provisions should be released.

USEFUL LIVES OF PROPERTY AND EQUIPMENT AND CERTAIN INTANGIBLE ASSETS; our network assets and amortizable intangible assets are depreciated and amortized over periods generally ranging from five to ten years. Any reduction or increase in the estimated useful lives for a particular category of fixed assets or intangible assets could have a material effect on our future results of operations.

BUSINESS COMBINATIONS; SFAS No. 141, "Business Combinations", requires us to recognize the share in the assets of businesses acquired and respective liabilities assumed based on their fair values. Our estimates of the fair value of the identified intangible assets of businesses acquired is based on our expectations of future results of operations of such businesses. In particular, our valuation of Comincom's identified intangible assets might change as the appropriate regulations consistent with the new Russian law on telecommunications, that came into effect on January 1, 2004, are promulgated and its effects on the future results of operations of Comincom become known.

30 FINANCIAL REVIEW

CRITICAL ACCOUNTING ESTIMATES

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement provides the accounting for the cost of legal obligations associated with the retirement of long-lived assets. SFAS No. 143 requires entities to record the fair value of a legal liability for an asset retirement obligation in the period it is incurred. We have reviewed the requirements under SFAS No. 143 and have determined that no material legal obligations to remove long-lived assets exist.

SFAS No. 143 is effective for years beginning after June 15, 2002. The adoption of SFAS No. 143 did not have a material impact on the Company's consolidated financial position or results of operation.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement nullifies Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," which required that a liability for an exit cost be recognized upon the entity's commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of the provisions of SFAS No. 146 did not have an impact on the Company's results of operations or financial position.

In November 2002, the FASB Emerging Issues Task Force issued its consensus concerning Revenue Arrangements with Multiple Deliverables ("EITF 00-21"). EITF 00-21 addresses how to determine whether a revenue arrangement involving multiple deliverables should be divided into separate units of accounting, and, if separation is appropriate, how the arrangement consideration should be measured and allocated to the identified accounting units. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on our consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board ("APB") No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements.

While the Statement does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB No. 25,". SFAS No. 148 disclosure provisions are effective for years ending after December 15, 2002. We have adopted the amendments to SFAS No. 123 disclosure provisions required under SFAS No. 148 but will continue to use the intrinsic value method under APB No. 25 to account for stock-based compensation. As such, the adoption of SFAS No. 148 did not have a significant impact of the Company's consolidated financial position or results of operations.

The effect of applying SFAS No. 123 on the reported net income (loss), as disclosed below is not representative of the effects on net income (loss) in future years due to the vesting period of the stock options and the fair value of additional stock options in future years.

                                                             FINANCIAL REVIEW 31

                                                                                            TWELVE MONTHS ENDED DECEMBER 31,
                                                                                         --------------------------------------
                                                                                             2001         2002         2003
                                                                                         -----------   ----------   -----------
                                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income (loss), as reported .......................................................   $  (39,005)   $   29,784   $   55,435
Deduct: total stock-based employee compensation expense
determined under fair value based method for all awards, net of related tax effects ..        8,278         7,937        3,183
                                                                                         ----------    ----------   ----------
Pro forma net income (loss) ..........................................................   $  (47,283)   $   21,847   $   52,252
                                                                                         ==========    ==========   ==========
Net income (loss) per share:
  Basic - as reported ................................................................   $    (1.65)   $     1.24   $     1.95
  Basic - pro forma ..................................................................        (2.00)         0.91         1.84
  Diluted - as reported ..............................................................        (1.65)         1.21         1.90
  Diluted - pro forma ................................................................        (2.00)         0.89         1.80

In November 2002, the FASB issued FASB Interpretation No. 45,"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"). FIN No. 45 requires that upon issuance of a guarantee, the guarantor must recognize aliability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN No. 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of the FIN No. 45 did not have an impact on the Company's results of operations or financial position.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 amended Accounting Research Bulletin No. 51, "Consolidated Financial Statements", and established standards for determining under what circumstances a variable interest ("VIE") should be consolidated with its primary beneficiary.

FIN No. 46 also requires disclosure about VIEs that are not required to be consolidated but in which the reporting entity has a significant variable interest. In December 2003, the FASB revised certain implementation provisions of FIN No. 46. The revised interpretation ("FIN No. 46R") substantially retained the requirements of immediate application of FIN No. 46 to VIEs created after January 31, 2003. There were no such entities created after January 31, 2003. With respect to older VIEs, the consolidation requirements under FIN No. 46R apply not later than for the first financial year or interim period ending after December 15, 2003, if such a VIE is a special-purpose entity ("SPE"), and no later than for the first financial year or interim period ending after March 15, 2004, if such a VIE is not an SPE. The adoption of FIN No. 46 did not have an impact on our results of operations or finanical position and we do not expect the additional transition provisions will have a significant impact on our 2004 financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of the provisions of SFAS No. 149 did not have an impact on the Company's results of operations or financial position.

32 FINANCIAL REVIEW

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS No. 150 requires certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity to be classified as liabilities. The provisions of SFAS No. 150 are effective for finanical instruments entered into or modified after May 31, 2003 and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. The Company does not have any financial instruments that meet the provisions of SFAS No. 150, therefore, adopting the provisions of SFAS No. 150 did not have an impact on the Company's results of operations or financial position.

RESULTS OF OPERATIONS REVENUE

GTI is a leading facilities-based provider of integrated telecommunications and Internet services to businesses and other high-usage customers and telecommunications operators in Moscow, Kiev, St. Petersburg, Nizhny Novgorod, Krasnoyarsk and other major population centers throughout Russia and other countries of the Commonwealth of Independent States. The results of our four business groups from the operations of our consolidated entities combined with the non-consolidated entities where we are actively involved in the day-to-day management, are shown in footnote 14 "Segment Information - Line of Business Data" to our consolidated financial statements.

Our functional currency is the US dollar, as the majority of our cash flows are indexed to, or denominated in US dollars. Through December 31, 2002, Russia has been considered to be a highly inflationary environment. From January 1, 2003, Russia ceased to be considered as a highly inflationary economy. As we currently believe our functional currency is the US dollar, this change did not have a material impact on our results of operations or financial position.

According to Russian government estimates, inflation in Russia was 19% in 2001, 16% in 2002, and 14% in 2003. The Russian government expects inflation to be approximately 10% in 2004. Although the rate of inflation has been declining, any return to heavy and sustained inflation could lead to market instability, new financial crises, reduction in consumer buying power and erosion of consumer confidence.

We have continued to integrate our acquisitions and improve operational efficiency while at the same time controlling costs. We expect to incur further costs in connection with overall streamlining of our operations in 2004. In the first quarter of 2004, we expect to incur a reorganization charge in the range of approximately $2.0 million to approximately $3.0 million for headcount reductions in association with the operational integration of Comincom. As of April 15, 2003, all assets, liabilities, rights and obligations of TeleRoss were transferred to Sovintel as part of the legal merger of these two wholly-owned subsidiaries. This resulted in the reorganization of our operations along the lines of customer characteristics as opposed to the types of telecommunications products we provide. Therefore, in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", we have aligned our operating segments in the manner that the chief operating decision maker manages the operations for purposes of making operating decisions and allocating resources.

The discussion of our results of operations is organized as follows:

CONSOLIDATED RESULTS of Operations for the Year Ended December 31, 2003 compared to the Consolidated Results of Operations for the Year Ended December 31, 2002.

CONSOLIDATED FINANCIAL POSITION at December 31, 2003 compared to Consolidated Financial Position at December 31, 2002.

CONSOLIDATED RESULTS of Operations for the Year Ended December 31, 2002 compared to the Consolidated Results of Operations for the Year Ended December 31, 2001.

CONSOLIDATED FINANCIAL POSITION at December 31, 2002 compared to Consolidated Financial Position at December 31, 2001.

                                                             FINANCIAL REVIEW 33

CONSOLIDATED RESULTS

CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002

Our revenue increased by 81% to $360.5 million for the year ended December 31, 2003 from $198.7 million for the year ended December 31, 2002. The overall increase in revenue was largely due to the consolidation of Sovintel's results of operations for a full year. The breakdown of revenue by business group was as follows:

                                                                  CONSOLIDATED          CONSOLIDATED
                                                                    REVENUE               REVENUE
                                                                  FOR THE YEAR          FOR THE YEAR
                                                                     ENDED                 ENDED
                                                                  DECEMBER 31,          DECEMBER 31,
                                                                      2002                  2003
                                                                  ------------          ------------
                                                                            (IN MILLIONS)
REVENUE
Business and Corporate Services ..............................      $ 91.7                 $188.9
Carrier and Operator Services ................................        73.9                  128.5
Consumer Internet Services ...................................        21.8                   30.8
Mobile Services ..............................................        13.0                   13.9
Eliminations .................................................        (1.7)                  (1.6)
                                                                    ------                 ------
TOTAL REVENUE ................................................      $198.7                 $360.5

Business and Corporate Services. Revenue from Business and Corporate Services increased by 106% to $188.9 million for the year ended December 31, 2003 from $91.7 million for the year ended December 31, 2002. The primary reason for the increase is due to the acquisition of the remaining 50% ownership interest in Sovintel which was completed in the third quarter of 2002. We began consolidating Sovintel into our results of operations from September 17, 2002. In addition, we had increases in our domestic traffic revenues due to adding approximately 1,600 new corporate customers and signing up 74 new multi-tenant business centers in the year ended December 31, 2003 along with actively promoting new services among our client base. In addition, in the fourth quarter of 2003, we had approximately $5.0 million in customer premises equipment sales, higher than we have experienced in previous quarters.

The acquisition of 100% ownership interest in Comincom was completed in the fourth quarter of 2003. We began consolidating Comincom into our results of operations from December 1, 2003. As a result of consolidating Comincom, revenue from Business and Corporate Services increased by $6.7 million for the year ended December 31, 2003.

Revenue from the Business and Corporate Services division of Golden Telecom (Ukraine) ("GTU") increased by 15% to $19.0 million for the year ended December 31, 2003 from $16.5 million for the year ended December 31, 2002. The increase in revenue was due to an increase in the total intercity minutes of use by business and corporate clients and an increase in monthly recurring chargesoffset by lower equipment sales.

Carrier and Operator Services. Revenue from Carrier and Operator Services increased by 74% to $128.5 million for the year ended December 31, 2003 from $73.9 million for the year ended December 31, 2002. The primary reason for the increase is due to the acquisition of the remaining 50% ownership interest in Sovintel, which was completed in the third quarter of 2002. We began consolidating Sovintel into our results of operations from September 17, 2002.

In addition, we have added a number of new carriers with increased volumes of traffic, especially voice over IP, and increased the number of services that we offer to cellular providers, which has more than offset general tariff declines, although pricing pressures still exist.

The acquisition of 100% ownership interest in Comincom was completed in the fourth quarter of 2003. We began consolidating Comincom into our results of operations from

34 FINANCIAL REVIEW

December 1, 2003. As a result of consolidating Comincom, revenue from Carrier and Operator Services increased by $2.0 million for the year ended December 31, 2003.

Revenue for the CARRIER AND OPERATOR SERVICES division of GTU increased by 93% to $11.6 million for the year ended December 31, 2003 from $6.0 million for the year ended December 31, 2002. The increase in revenue was due to increasing volumes of incoming international traffic which we are able to terminate in a number of cities in Ukraine as well as increasing volumes of outgoing international traffic.

CONSUMER INTERNET SERVICES. Revenue from Consumer Internet Services increased by 41% to $30.8 million for the year ended December 31, 2003 from $21.8 million for the year ended December 31, 2002. The increase is largely the result of increases in the number of dial-up Internet subscribers from 242,155 at December 31, 2002 to 363,545 at December 31, 2003 and the average revenue per Internet subscriber increasing from approximately $7.84 per month to approximately $8.39 per month over the same period.

MOBILE SERVICES. Revenue from Mobile Services increased by 7% to $13.9 million for the year ended December 31, 2003 from $13.0 million for the year ended December 31, 2002. Active subscribers increased from 35,386 at December 31, 2002 to 40,026 at December 31, 2003 and the average revenue per active subscriber has increased by 8% to approximately $30.74 per month due to an increasing number of subscribers on a tariff plan which allows for unlimited local calls for a fixed payment of $99 per month. As a result of the adoption of the CPP principle by the Ukrainian Parliament on September 17, 2003, we were unable to charge our mobile customers for incoming calls and our revenues were reduced accordingly.

The following table shows our principal expenses for the years ended December 31, 2002 and December 31, 2003:

                                                                  CONSOLIDATED      CONSOLIDATED
                                                                    EXPENSES          EXPENSES
                                                                  FOR THE YEAR      FOR THE YEAR
                                                                     ENDED             ENDED
                                                                  DECEMBER 31,      DECEMBER 31,
                                                                      2002              2003
                                                                  ------------      ------------
                                                                                    (IN MILLIONS)
COST OF REVENUE
  Business and Corporate Services ..........................         $ 47.9            $ 84.8
  Carrier and Operator Services ............................           27.4              74.9
  Consumer Internet Services ...............................           14.6              20.2
  Mobile Services ..........................................            3.0               2.8
  Eliminations .............................................           (1.7)             (1.6)
TOTAL COST OF REVENUE ......................................           91.2             181.1
  Selling, general and administrative ......................           46.1              64.4
  Depreciation and amortization ............................           30.0              45.3
  Equity in earnings of ventures ...........................           (4.4)             (4.7)
  Interest income ..........................................           (1.6)             (1.1)
  Interest expense .........................................            2.2               2.0
  Foreign currency loss ....................................            1.2               0.2
  Provision for income taxes ...............................         $  4.6            $ 17.4

COST OF REVENUE

Our cost of revenue increased by 99% to $181.1 million for the year ended December 31, 2003 from $91.2 million for the year ended December 31, 2002.

BUSINESS AND CORPORATE SERVICES. Cost of revenue from Business and Corporate Services increased by 77% to $84.8 million, or 45% of revenue, for the year ended December 31, 2003 from $47.9 million, or 52% of revenue, for the year ended December 31, 2002. The increase in cost of revenue and the decrease in cost of revenue as a percentage of revenue are mainly due to the acquisition of the remaining 50% ownership interest in Sovintel which was completed in the third quarter of 2002. We began consolidating Sovintel into our results of operations from September 17, 2002. In addition, in the fourth quarter of 2003, we had approximately $5.0 million in customer premises equipment sales with significantly lower margins as part of a strategy to provide a wider range of communication and Internet technology product to our existing customers.

                                                             FINANCIAL REVIEW 35

The acquisition of 100% ownership interest in Comincom was completed in the fourth quarter of 2003. We began consolidating Comincom into our results of operations from December 1, 2003. As a result of consolidating Comincom, cost of revenue from Business and Corporate Services increased by $2.9 million for the year ended December 31, 2003.

Cost of revenue for the Business and Corporate Services division of GTU increased by 20% to $9.1 million, or 48% of revenue, for the year ended December 31, 2003 from $7.6 million, or 46% of revenue, for the year ended December 31, 2002.

CARRIER AND OPERATOR SERVICES. Cost of revenue from Carrier and Operator Services increased by 173% to $74.9 million, or 58% of revenue, for the year ended December 31, 2003 from $27.4 million, or 37% of revenue, for the year ended December 31, 2002. The increase in cost of revenue and the increase in cost of revenue as a percentage of revenue was due to the acquisition of the remaining 50% ownership interest in Sovintel which was completed in the third quarter of 2002. Sovintel's cost of revenue as a percentage of revenue is traditionally lower margin bilateral voice. We began consolidating Sovintel into our results of operations from September 17, 2002.

Cost of revenue for the Carrier and Operator Services division of GTU increased by 113% to $8.1 million, or 70% of revenue, for the year ended December 31, 2003 from $3.8 million, or 63% of revenue, for the year ended December 31, 2002. Cost of revenue increased as a percentage of revenue due to the increased volumes of lower margin international incoming and outgoing traffic.

The acquisition of 100% ownership interest in Comincom was completed in the fourth quarter of 2003. We began consolidating Comincom into our results of operations from December 1, 2003. As a result of consolidating Comincom, cost of revenue from Carrier and Operator Services increased by $1.4 million for the year ended December 31, 2003.

CONSUMER INTERNET SERVICES. Cost of revenue from Consumer Internet Services increased by 38% to $20.2 million, or 66% of revenue, for the year ended December 31, 2003 from $14.6 million, or 67% of revenue, for the year ended December 31, 2002. The decrease as a percentage of revenue was mainly due to additional low cost interconnect capacity becoming available in the third quarter of 2002.

MOBILE SERVICES. Cost of revenue from Mobile Services decreased by 7% to $2.8 million, or 20% of revenue, for the year ended December 31, 2003 from $3.0 million, or 23% of revenue, for the year ended December 31, 2002. The cost of revenue as a percentage of revenue decreased due to the increased number of subscribers using the unlimited local call tariff plan which does not lead to additional settlement costs with other operators.

SELLING, GENERAL AND ADMINISTRATIVE

Our selling, general and administrative expenses increased by 40% to $64.4 million, or 18% of revenue, for the year ended December 31, 2003 from $46.1 million, or 23% of revenue, for the year ended December 31, 2002. This increase in selling, general and administrative expenses was mainly due to increases in employee related costs, advertising, inventory obsolescence, bad debt expense, consulting costs associated with the operational integration of Comincom, and other selling, general and administrative expenses arising from the consolidation of Sovintel from September 17, 2002 and the consolidation of Comincom from December 1, 2003 into our results of operations.

DEPRECIATION AND AMORTIZATION

Our depreciation and amortization expenses increased by 51% to $45.3 million for the year ended December 31, 2003 from $30.0 million for the year ended December 31, 2002. The increase was due in part to depreciation on continuing capital expenditures of

36 FINANCIAL REVIEW
the consolidated entities, but primarily relates to our acquisition of the remaining 50% of Sovintel and subsequent consolidation of Sovintel as of September 17, 2002 into our results of operations. In addition, depreciation and amortization increased by $1.7 million due to the consolidation of Comincom into our results of operations from December 1, 2003.

EQUITY IN EARNINGS OF VENTURES

The earnings after interest and tax charges from our investments in non-consolidated ventures increased to $4.7 million for the year ended December 31, 2003 from $4.4 million for the year ended December 31, 2002. We recognized earnings at Sovintel of $9.6 million for the period from January 1, 2002 to September 16, 2002, which more than offset our recognized losses in MCT of $5.1 million. The increase in equity in earnings was mainly due to receiving a $4.7 million dividend from MCT in the fourth quarter of 2003, an equity investment in which we have ceased recognition of losses as they exceeded our investment base, partly offset by the effects of the acquisition of the remaining 50% of Sovintel and its subsequent consolidation as of September 17, 2002 into our results of operations.

INTEREST INCOME

Our interest income was $1.1 million for the year ended December 31, 2003 down from $1.6 million for the year ended December 31, 2002. The decrease in interest income mainly reflects lower interest rates earned on deposits in short-term US money market funds.

INTEREST EXPENSE

Our interest expense was $2.0 million for the year ended December 31, 2003 down from $2.2 million for the year ended December 31, 2002. Debt, excluding capital lease obligations, at December 31, 2003 was $1.2 million compared to $33.1 million at December 31, 2002. On June 30, 2003, we settled $30.0 million of outstanding debt plus accrued interest under a credit facility with ZAO Citibank. There was no penalty for the early settlement of this debt however an additional $0.2 million of previously capitalized financing costs was recognized during the second quarter of 2003 which was previously being recognized over the life of the facility.

FOREIGN CURRENCY LOSS

Our foreign currency loss was $0.2 million for the year ended December 31, 2003, compared to a foreign currency loss of $1.2 million for the year ended December 31, 2002. The improvement in foreign currency loss is due to the combination of movements in exchange rates and changes in the amount of net monetary assets that we have denominated in foreign currencies.

PROVISION FOR INCOME TAXES

Our charge for income taxes was $17.4 million for the year ended December 31, 2003 compared to $4.6 million for the year ended December 31, 2002. Our effective tax rate was 24% for the year ended December 31, 2003 compared to 14% for the year ended December 31, 2002. The increase is primarily due to the acquisition of the remaining 50% of Sovintel and subsequent consolidation of Sovintel from September 17, 2002 into our results of operations. In addition, there were increased levels of taxable profits being incurred in our Russian and Ukrainian subsidiaries in the year ended December 31, 2003 as compared to the year ended December 31, 2002. In the fourth quarter of 2002, we recognized the full benefit of carry-forward tax losses of $2.8 million at our wholly-owned Russian subsidiary, Teleross, which previously had been recognized on a quarterly basis and we recognized $0.8 million of current deferred tax assets at GTU. In the fourth quarter of 2003, we recognized the full benefit of US carry-forward tax losses resulting in a deferred tax benefit of approximately $1.9 million.

                                                             FINANCIAL REVIEW 37

CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE

We adopted SFAS No. 142 "Accounting for Goodwill," effective from January 1, 2002. As a result, we recorded a cumulative effect of a change in accounting principle for negative goodwill (deferred credit) arising on our equity method investments in the amount of $1.0 million for the year ended December 31, 2002.

NET INCOME AND NET INCOME PER SHARE

Our net income for the year ended December 31, 2003 was $55.4 million, compared to a net income of $29.8 million for the year ended December 31, 2002.

Our net income per share of common stock increased to $1.95 for the year ended December 31, 2003, compared to a net income per share of $1.24 for the year ended December 31, 2002. The increase in net income per share of common stock was due to the increase in net income partly offset by an increase in the number of weighted average shares to 28,467,677 in the year ended December 31, 2003, compared to 24,101,943 in the year ended December 31, 2002. The increase in outstanding shares was a direct result of the Comincom acquisition and employee stock option exercises.

Our net income per share of common stock on a fully diluted basis increased to $1.90 for the year ended December 31, 2003, compared to a net income per common share of $1.21 for the year ended December 31, 2002. The increase in net income per share of common stock on a fully diluted basis was due to the increase in net income partly offset by an increase in the number of weighted average shares assuming dilution to 29,106,540 the year ended December 31, 2003, compared to 24,516,803 for the year ended December 31, 2002.

CONSOLIDATED FINANCIAL POSITION

SIGNIFICANT CHANGES IN CONSOLIDATED FINANCIAL POSITION AT DECEMBER 31, 2003 COMPARED TO CONSOLIDATED FINANCIAL POSITION AT DECEMBER 31, 2002

On December 1, 2003, we completed the acquisition of 100% of the shares of Comincom previously held by Telenor and began consolidating the results of operations and financial position of Comincom. Significant fluctuations in certain balance sheet items as of December 31, 2003 as compared to December 31, 2002, were mainly due to the consolidation of Comincom into our financial position. The most significant fluctuations of certain balance sheet items include accounts receivable, property and equipment, goodwill and intangible assets, accounts payable and accrued expenses, deferred tax liabilities and shareholders equity. Other significant changes in balance sheet items, excluding the effect shareholders of consolidating Comincom are discussed below.

ACCOUNTS RECEIVABLE

Accounts receivable increased from December 31, 2002 to December 31, 2003 as a result of increased revenue during the period ended December 31, 2003 and slower collections from customers.

INTANGIBLE ASSETS

Our intangible assets increased at December 31, 2003 as compared to December 31, 2002 as a result of our acquisition of Sibchallenge in August 2003.

DEBT OBLIGATIONS

Our debt position decreased at December 31, 2003 as compared to December 31, 2002 as a result of retiring our debt that consisted mainly of the Citibank Credit Facility of $30.0 million.

38 FINANCIAL REVIEW

SHAREHOLDERS' EQUITY

Shareholders' equity increased from December 31, 2002 to December 31, 2003 as a result of our net income of $55.4 million and proceeds of approximately $23.7 million received from the exercise of employee stock options.

CONSOLIDATED RESULTS

CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE

Our revenue increased by 42% to $198.7 million for the year ended December 31, 2002 from $140.0 million for the year ended December 31, 2001. The breakdown of revenue by business group was as follows:

                                                                  CONSOLIDATED       CONSOLIDATED
                                                                    REVENUE             REVENUE
                                                                  FOR THE YEAR       FOR THE YEAR
                                                                     ENDED               ENDED
                                                                  DECEMBER 31,       DECEMBER 31,
                                                                      2001               2002
                                                                  ------------       ------------
                                                                                     (IN MILLIONS)
REVENUE
  Business and Corporate Services ...........................        $ 54.1             $ 91.7
  Carrier and Operator Services .............................          58.5               73.9
  Consumer Internet Services ................................          13.8               21.8
  Mobile Services ...........................................          14.4               13.0
  Eliminations ..............................................          (0.8)              (1.7)
                                                                     ------             ------
TOTAL REVENUE ...............................................        $140.0             $198.7

Business and Corporate Services. Revenue from Business and Corporate Services increased by 70% to $91.7 million for the year ended December 31, 2002 from $54.1 million for the year ended December 31, 2001. The primary reason for the increase was due to the acquisition of the remaining 50% ownership interest in Sovintel which was completed in the third quarter of 2002. We began consolidating Sovintel into our results of operations from September 17, 2002. In addition, we had increases in corporate data and frame relay revenues. In the twelve months ended December 31, 2002, the business and corporate services division had increases in local traffic due to adding approximately 600 new corporate customers and signing up approximately 30 new multi-tenant business centers.

The Business and Corporate Services division of Golden Telecom BTS revenue increased by 41% to $16.5 million for the year ended December 31, 2002 from $11.7 million for the year ended December 31, 2001. The increase in revenue was due to increases in the total intercity minutes of use by business and corporate clients and an increase in monthly recurring charges and equipment sales.

For ADS, acquired in September 2001, revenue from Business and Corporate Services was $3.1 million and $1.1 million for the years ended December 31, 2002 and 2001, respectively.

CARRIER AND OPERATOR SERVICES. Revenue from Carrier and Operator Services increased by 26% to $73.9 million for the year ended December 31, 2002 from $58.5 million for the year ended December 31, 2001. The primary reason for the increase is due to the acquisition of the remaining 50% ownership interest in Sovintel which was completed in the third quarter of 2002. We began consolidating Sovintel into our results of operations from September 17, 2002.

In addition, we had increases in voice over Internet protocol revenues due to our expanded network coverage in many Russian regions and the CIS and higher local traffic volumes, partly offset by pricing concessions made to our largest customer. In the twelve months ended December 31, 2002, we also had lower sales of international capacity due to the bankruptcy of a European telecommunications operator.

                                                             FINANCIAL REVIEW 39

The Carrier and Operator Services division of Golden Telecom BTS revenue decreased by 50% to $6.0 million for the year ended December 31, 2002 from $11.9 million for the year ended December 31, 2001. The decrease in revenue was due to the suspension of the termination of certain incoming international traffic from the beginning of the fourth quarter of 2001 that continued throughout 2002.

CONSUMER INTERNET SERVICES. Revenue from Consumer Internet Services increased by 58% to $21.8 million for the year ended December 31, 2002 from $13.8 million for the year ended December 31, 2001. The increase is largely the result of increases in the number of dial-up Internet subscribers from 185,628 at December 31, 2001 to 242,155 at December 31, 2002 offset by a decrease in average revenue per dial-up Internet subscriber from approximately $8.74 per month to approximately $7.84 per month over the same period. Internet revenues have also increased by the acquisition of Cityline and Uralrelcom on June 1, 2001, however Cityline's subscribers were absorbed into TeleRoss operations during 2002 so we are not able to identify the incremental impact of this acquisition on the year ended December 31, 2002. Uralrelcom's revenue was $2.5 million for the year ended December 31, 2002 as compared to $1.0 million for the year ended December 31, 2001.

MOBILE SERVICES. Revenue from Mobile Services decreased by 10% to $13.0 million for the year ended December 31, 2002 from $14.4 million for the year ended December 31, 2001. Active subscribers declined approximately 13% and the average revenue per subscriber has declined by 8% to approximately $28.54 per month.

SOVINTEL. Sovintel's revenue increased by 29% to $149.2 million for the year ended December 31, 2002 from $115.7 million for the year ended December 31, 2001. Increases in traffic volumes, particularly incoming international traffic more than offset reductions in tariffs. Also, increases in recurring fees, equipment sales and other service offerings contributed to the increase.

EXPENSES

The following table shows our principal expenses for the year ended December 31, 2001 and December 31, 2002:

                                                                       CONSOLIDATED        CONSOLIDATED
                                                                         EXPENSES            EXPENSES
                                                                       FOR THE YEAR        FOR THE YEAR
                                                                          ENDED                ENDED
                                                                       DECEMBER 31,        DECEMBER 31,
                                                                           2001                2002
                                                                       ------------        ------------
                                                                                (IN MILLIONS)
COST REVENUE
  Business and Corporate Services ............................             $32.1               $47.9
  Carrier and Operator Services ..............................              16.8                27.4
  Consumer Internet Services .................................              11.9                14.6
  Mobile Services ............................................               3.7                 3.0
  Eliminations ...............................................              (0.8)               (1.7)
                                                                           -----               -----
TOTAL COST OF REVENUE ........................................              63.7                91.2
  Selling, general and administrative ........................              48.9                46.1
  Depreciation and amortization ..............................              41.4                30.0
  Impairment charge ..........................................              31.3                  --
  Equity in earnings of ventures .............................              (8.2)               (4.4)
  Interest income ............................................              (3.1)               (1.6)
  Interest expense ...........................................               2.4                 2.2
  Foreign currency loss ......................................               0.6                 1.2
  Provision for income taxes .................................             $ 1.9               $ 4.6

COST OF REVENUE

Our cost of revenue increased by 43% to $91.2 million for the year ended December 31, 2002 from $63.7 million for the year ended December 31, 2001.

BUSINESS AND CORPORATE SERVICES. Cost of revenue from Business and Corporate Services increased to $47.9 million, or 52% of revenue, for the year ended December 31, 2002 from $32.1 million, or 59% of revenue, for the year ended December 31, 2001. The decrease in cost of revenue as a percentage of revenue was mainly due to the acquisition of the remaining 50% ownership interest in Sovintel which was completed in the third quarter of 2002. We began consolidating Sovintel into our results of operations

40 FINANCIAL REVIEW
from September 17, 2002. In addition, cost of revenue decreased as a percentage of revenue due to operational improvements in terms of efficient use of available network resources.

The Business and Corporate Services division of GTU cost of revenue increased by 25% to $7.6 million, or 46% of revenue, for the year ended December 31, 2002 from $6.1 million, or 52% of revenue, for the year ended December 31, 2001. Cost of revenue decreased as a percentage of revenue due to optimization of both intercity and international transmission costs.

For ADS, acquired in September 2001, cost of revenue from Business and Corporate Services was $1.7 million and $0.4 million for the year ended December 31, 2002 and 2001, respectively.

CARRIER AND OPERATOR SERVICES. Cost of revenue from Carrier and Operator Services increased by 63% to $27.4 million, or 37% of revenue, for the year ended December 31, 2002 from $16.8 million, or 29% of revenue, for the year ended December 31, 2001. The increase as a percentage of revenue was mainly due to the acquisition of the remaining 50% ownership interest in Sovintel which was completed in the third quarter of 2002. We began consolidating Sovintel into our results of operations from September 17, 2002. Sovintel's cost of revenue as a percentage of revenue is traditionally lower margin bilateral voice. In addition, we had increases in lower margin voice over Internet protocol sales and decreases in high margin international capacity sales due to the bankruptcy of a European telecommunications operator. We also had operational improvements in terms of efficient use of available network resources offset by settlements to other operators not decreasing in line with pricing concessions to customers.

The Carrier and Operator Services division of GTU cost of revenue decreased by 50% to $3.8 million, or 63% of revenue, for the year ended December 31, 2002 from $7.6 million, or 64% of revenue, for the year ended December 31, 2001. Cost of revenue decreased as a percentage of revenue due to the related costs of the suspension of the termination of certain incoming international traffic from the beginning of the fourth quarter of 2001 that continued throughout 2002.

Consumer Internet Services. Cost of revenue from Consumer Internet Services increased by 23% to $14.6 million, or 67% of revenue, for the year ended December 31, 2002 from $11.9 million, or 86% of revenue, for the year ended December 31, 2001. The improvement in cost of revenue as a percentage of revenue was mainly due to the operational improvements in terms of efficient use of available network resources.

MOBILE SERVICES. Cost of revenue from Mobile Services decreased by 19% to $3.0 million, or 23% of revenue, for the year ended December 31, 2002 from $3.7 million, or 26% of revenue, for the year ended December 31, 2001. The cost of revenue decreased as a percentage of revenue, mainly as a result of cost controls and a change in the revenue mix from handset sales to traffic revenue.

SOVINTEL. Sovintel's cost of revenue increased by 28% to $81.9 million, or 55% of revenue, for the year ended December 31, 2002 from $63.9 million, or 55% of revenue, for the year ended December 31, 2001. The increase in cost of revenue of 28% is primarily a result of increases in operator settlements as a result of increases in traffic related revenue.

SELLING, GENERAL AND ADMINISTRATIVE

Our selling, general and administrative expenses decreased by 6% to $46.1 million, or 23% of revenue, for the year ended December 31, 2002 from $48.9 million, or 35% of revenue, for the year ended December 31, 2001. This decrease in selling, general and administrative expenses was mainly due to reductions in employee related costs, advertising, and other selling, general and administrative expenses partially offset by increase in revenue related taxes.

                                                             FINANCIAL REVIEW 41

The acquisition of the remaining 50% of Sovintel and subsequent consolidation contributed $5.1 million for the year ended December 31, 2002 to selling, general and administrative expenses.

Sovintel's selling, general and administrative expenses increased by 31% to $17.0 million, or 11% of revenue for the year ended December 31, 2002 from $13.0 million, or 11% of revenue for the year ended December 31, 2001. The increase was largely due to a increases in employee related costs, increases in revenue related taxes, and increases in sales and marketing expenses.

DEPRECIATION AND AMORTIZATION

Our depreciation and amortization expenses decreased by 28% to $30.0 million for the year ended December 31, 2002 from $41.4 million for the year ended December 31, 2001. The decrease is in part due to the adoption of SFAS No. 142 which requires that goodwill no longer be amortized effective from January 1, 2002 and which reduced our amortization expense by approximately $11.8 million for the year ended December 31, 2002 and also as a result of the impairment charges recorded in the fourth quarter of 2001, which in turn reduced the level of depreciation and amortization recorded for the year ended December 31, 2002 by $7.2 million. These reductions were, in part, offset by depreciation on continuing capital expenditures of the consolidated entities. The acquisition of the remaining 50% of Sovintel and subsequent consolidation of Sovintel as of September 17, 2002 into our results of operations contributed $3.9 to depreciation and amortization million for the year ended December 31, 2002.

IMPAIRMENT CHARGE

In the fourth quarter of 2001 we recorded impairment charges totaling $31.3 million covering two aspects of our business. Severely reduced expectations in demand for Internet advertising in Russia, as throughout western markets, had impacted the value of our Internet portal assets and as a result we recorded an impairment charge of $20.9 million. Operating difficulties had impacted our mobile business in Ukraine and as a result we recorded an impairment charge of $10.4 million. For further details of these charges, refer to Note 16 of the Notes to the Consolidated Financial Statements. No impairment charge was recorded for the year ended December 31, 2002.

EQUITY IN EARNINGS OF VENTURES

The earnings after interest and tax charges from our investments in non-consolidated ventures were $4.4 million for the year ended December 31, 2002 down from earnings of $8.2 million for the year ended December 31, 2001. We recognized earnings at Sovintel of $9.6 million for the period from January 1 to September 16, 2002, which more than offset our recognized losses in MCT of $5.1 million. For the year ended December 31, 2001, our recognized earnings at Sovintel were $10.7 million, which more than offset our recognized losses in MCT.

INTEREST INCOME

Our interest income was $1.6 million for the year ended December 31, 2002 down from $3.1 million for the year ended December 31, 2001. The decrease in interest income mainly reflects lower interest rates earned on our cash and cash equivalents.

INTEREST EXPENSE

Our interest expense was $2.2 million for the year ended December 31, 2002 down from $2.4 million for the year ended December 31, 2001. Interest expense mainly reflects the effect of higher average balances of debt, including capital leases offset by lower interest rates. Debt, excluding capital lease obligations, at December 31, 2002 was $33.1 million, of this $30.0 million was added in December 2002, compared to $13.2 million at December 31, 2001.

42 FINANCIAL REVIEW

FOREIGN CURRENCY LOSS

Our foreign currency loss was $1.2 million for the year ended December 31, 2002, compared to a $0.6 million loss for the year ended December 31, 2001. The increase in foreign currency loss is due to a combination of movements in exchange rates and changes in the amount of net monetary assets that we have denominated in foreign currencies. The acquisition of the remaining 50% of Sovintel and subsequent consolidation of Sovintel from September 17, 2002 into our results of operations contributed $0.3 million for the year ended December 31, 2002 to foreign currency losses.

PROVISION FOR INCOME TAXES

Our charge for income taxes was $4.6 million for the year ended December 31, 2002 compared to $1.9 million for the year ended December 31, 2001. The acquisition of the remaining 50% of Sovintel and subsequent consolidation of Sovintel from September 17, 2002 into our results of operations contributed $3.6 million for the year ended December 31, 2002 to income taxes. There were increased levels of taxable profits being incurred in our Russian and Ukrainian subsidiaries and a reduction in the income tax rates for the year ended December 31, 2002 as compared to the year ended December 31, 2001. There was a reduction of deferred tax asset valuation reserves of $2.8 million relating to tax loss carryforwards at TeleRoss and we recognized $0.8 million of current deferred tax assets at GTU.

CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE

We adopted SFAS No. 142, "Accounting for Goodwill," effective from January 1, 2002. As a result, we recorded a cumulative effect of a change in accounting principle for negative goodwill (deferred credit) arising on our equity method investments in the amount of $1.0 million for the year ended December 31, 2002.

NET INCOME (LOSS) AND NET INCOME (LOSS) PER SHARE

Our net income for the year ended December 31, 2002 was $29.8 million, compared to a net loss of $39.0 million for the year ended December 31, 2001. Our net income per share of common stock increased to $1.24 for the year ended December 31, 2002, compared to a net loss per share of $1.65 for the year ended December 31, 2001. The increase in net income per share of common stock was due to the increase in net income and offset by an increase in the number of weighted average shares to 24,101,943 at December 31, 2002, compared to 23,604,914 at December 31, 2001. The increase in outstanding shares was a direct result of the Sovintel acquisition and employee stock option exercises.

Our net income per share of common stock on a fully diluted basis increased to $1.21 for the year ended December 31, 2002, compared to a net loss per common share of $1.65 in the year ended December 31, 2001. The increase in net income per share of common stock on a fully diluted basis was due to the increase in net income and offset by an increase in the number of weighted average shares assuming dilution to 24,516,803 in the year ended December 31, 2002, compared to 23,604,914 in the year ended December 31, 2001.

CONSOLIDATED FINANCIAL POSITION

SIGNIFICANT CHANGES IN CONSOLIDATED FINANCIAL POSITION AT DECEMBER 31, 2002 COMPARED TO CONSOLIDATED FINANCIAL POSITION AT DECEMBER 31, 2001

On September 17, 2002, we completed the acquisition of the remaining 50% of Sovintel previously held by Rostelecom and began consolidating the results of operations and financial position of Sovintel. Significant fluctuations in certain balance sheet items as of December 31, 2002 as compared to

                                                             FINANCIAL REVIEW 43

December 31, 2001, were mainly due to the consolidation of Sovintel into our financial position. The most significant fluctuations of certain balance sheet items include accounts receivable, property and equipment, goodwill and intangible assets, investments in and advances to ventures, accounts payable and accrued expenses, deferred tax liabilities and shareholders' equity. Other significant changes in balance sheet items, excluding the effect of consolidating Sovintel are discussed below.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

In addition to the effect of the consolidation of Sovintel, our allowance for doubtful accounts increased from December 31, 2001 as compared to December 31, 2002 mainly due to provisions we made with respect to our preliminary estimate of exposure relating to the bankruptcy of a European telecommunications operator.

DEBT OBLIGATIONS

Our debt position increased from December 31, 2001 as compared to December 31, 2002 mainly due to the drawing upon the Citibank Credit Facility in the fourth quarter of 2002 to retire $30.0 million of the $46.0 million non-interest bearing promissory note issued to Rostelecom in connection with the acquisition of the remaining 50% ownership interest in Sovintel previously held by Rostelecom offset by a repayment of the $6.3 million of debt to GTS and partial repayment of vendor financing to Motorola and Siemens.

MINORITY INTEREST

The decrease in minority interest from December 31, 2001 as compared to December 31, 2002 primarily reflects our acquisition of the remaining 31% minority interest of GTU in August 2002.

SHAREHOLDERS' EQUITY

In addition to the increase in shareholders' equity resulting from shares issued to acquire Sovintel, shareholders' equity also increased from December 31, 2001 to 2002 as a result of our net income of $29.8 million and proceeds of approximately $5.9 million received from the exercise of stock options.

INCOME TAXES

Our effective rate of income tax differs from the US statutory rate due to the impact of the following factors (1) different income tax rates and regulations apply in the countries where we operate; (2) amortization of goodwill and certain acquired intangible assets is not deductible for income tax purposes; and (3) in the year ended December 31, 2001 we recorded a $31.3 million impairment charge that was not deductible for income tax purposes. Prior to 2001 we have not recognized a tax benefit in relation to the deferred tax assets of our Russian and Ukrainian entities due to uncertainty over the application and future development of the tax regimes in the two countries.

However, in 2001 and 2002, as a result of our Russian and Ukrainian subsidiaries profitability for Russian and Ukrainian statutory purposes and reasonable certainty of future profits, we recorded deferred tax assets in the appropriate Russian and Ukrainian subsidiaries. In 2003, we recorded the full amount of deferred tax asset for US loss carry-forwards for income tax purposes. In respect of the impairment charge, this created additional deferred tax assets, against which we recorded valuation allowances as a result of the uncertainties concerning.

LIQUIDITY AND CAPITAL RESOURCES

Our cash and cash equivalents was $65.2 million and $59.6 million as of December 31, 2003 and December 31, 2002, respectively. Our total restricted cash was $1.0 million and $1.5 million as of December

44 FINANCIAL REVIEW

31, 2003, and 2002, respectively. The restricted cash is maintained in connection with certain of our debt obligations as described below.

During the twelve months ended December 31, 2003, we had net cash inflows of $87.0 million from our operating activities. During the twelve months ended December 31, 2002, we had net cash inflows of $50.6 million from our operating activities. This increase in net cash inflows from operating activities at December 31, 2003 is mainly due to the increase of net income as a result of, increased revenues, and the consolidation of Sovintel into our results of operations and financial position from September 17, 2002 and the consolidation of Comincom into our results of operations and financial position from December 1, 2003, offset by increased payments for trade payables and slower collections from customers.

During the twelve months ended December 31, 2003, we received approximately $342.8 million in cash from our customers for services and we paid approximately $237.7 million to suppliers and employees. During the twelve months ended December 31, 2002, we received approximately $196.2 million in cash from our customers for services and we paid approximately $133.5 to suppliers and employees.

We used cash of $68.0 million and $52.2 million for investing activities for the twelve months ended December 31, 2003 and 2002, respectively, which were principally attributable to building our telecommunications networks and acquisitions. Network investing activities totaled $63.7 million for the twelve months ended December 31, 2003 and included capital expenditures principally attributable to building out our telecommunications network. Network investing activities totaled $29.4 million for the twelve months ended December 31, 2002. We used cash of $12.3 million for the year ended December 31, 2003 for acquisitions principally attributable to acquiring Sibchallenge and we used cash of $51.2 million of the year ended December 31, 2002 for acquisitions principally attributable to acquiring the remaining 50% of Sovintel. For the year ended December 31, 2001, we used cash of $33.4 million for acquisitions, principally attributable to the acquisitions of Cityline, PTK and Uralrelcom.

For the year ended December 31, 2002, we recovered funds from escrow of $3.0 million in association with our acquisition of PTK in June 2001. For the year ended December 31, 2001, we received net proceeds from investments available for sale of $45.4 million and for the year ended December 31, 2002, we received net proceeds from investments available for sale of $9.0 million. In October 2003, MCT declared a cash dividend of $1.90 per common share to holders of record as of October 27, 2003. Our portion of this cash dividend was approximately $4.7 million and was received in November 2003.

For the year ended December 31, 2003, we received $23.7 million net proceeds from the exercise of employee stock options and for the year ended December 31, 2002, we received $5.9 million net proceeds from the exercise of employee stock options.

We had working capital of $86.3 million as of December 31, 2003 and $56.5 million as of December 31, 2002. At December 31, 2003, we had total debt, excluding capital lease obligations, of approximately $1.2 million, of which $1.0 million were current maturities. At December 31, 2002, we had total debt, excluding capital lease obligations, of approximately $33.1 million, of which $9.0 million were current maturities. Total debt included amounts that were fully collateralized by restricted cash.

In the first quarter of 2000, we entered into a lease for the right to use fiber optic capacity, including facilities and maintenance, from Moscow to Stockholm. The lease has an initial term of ten years with an option to renew for an additional five years. The lease required full prepayments as the capacity increased from an STM-1 to an STM-4 to full capacity of STM-16. Full prepayments were made to the lessor in April 2000, August 2000 and February 2001. These prepayments have been offset against the lease obligation in the financial statements of the Company. We will continue to make payments for maintenance for the term of the lease.

                                                             FINANCIAL REVIEW 45

In September 2001, we entered into a five year lease for the right to use up to VC-3 fiber optic capacity on major routes within Russia to support the increase in our interregional traffic and regional expansion strategy. In December 2001, we issued a $9.1 million loan to the company that provided the capital lease. The loan has payment terms of 56 months, starting in January 2002, and carries interest at the rate of 7 percent per annum.

In February 2004, our Board of Directors declared a cash dividend of $0.20 per common share to shareholders of record as of March 18, 2004. The total amount payable to shareholders is approximately $7.2 million. We believe that we have reached a level of operating profitability that allows for expansion and maintenance capital expenditures to be financed entirely from operational cash flows, and therefore we expect that a dividend will continue to be paid in the future.

Some of our operating companies have received debt financing through direct loans from affiliated companies. In addition, certain operating companies have borrowed funds under a back-to-back, seven-year credit facility for up to $22.7 million from a Russian subsidiary of Citibank. Under this facility, we provide full cash collateral, held in London, and recorded on our balance sheet as restricted cash, for onshore loans made by the bank to our Russian registered joint ventures. In a second, similar facility, we provide full cash collateral for a short term back-to-back, revolving, credit facility for up to $10.0 million from the same bank for two of our larger Russian operating companies. The funding level as of December 31, 2003 for all these facilities totaled $1.0 million, of which $0.2 million was funded to our consolidated subsidiaries and $0.8 million was funded to our non-consolidated entities.

In order for us to compete successfully, we may require substantial capital to continue to develop our networks and meet the funding requirements of our operations and ventures, including possible losses from operations. We may also require capital for our acquisition and business development initiatives.

The net proceeds from our IPO and our private placement have been applied to these funding requirements. We also expect to fund these requirements through our cash flow from operations, proceeds from additional equity and debt offerings that we may conduct, and debt financing facilities.

In September 2002, ROL Holdings Limited ("ROLH"), a wholly-owned Cypriot subsidiary, entered into a secured $30.0 million credit facility with ZAO Citibank. ROLH drew upon the Citibank credit facility in the fourth quarter of 2002 and loaned the funds to TeleRoss to enable TeleRoss to retire $30.0 million of the $46.0 million non-interest bearing promissory note issued to Rostelecom in connection with the acquisition of the remaining 50% ownership interest in Sovintel previously held by Rostelecom. In June 2003, we settled early the $30.0 million of outstanding debt plus accrued interest. There was no penalty for early settlement of this debt however an additional $0.2 million of previously capitalized financing costs was recognized as interest expense which was previously being recognized over the life of the facility.

In the future, we may execute especially large or numerous acquisitions, which may require us to raise additional funds through a dilutive equity issuance, through additional borrowings with collateralization and through the divestment of non-core assets, or combinations of the above. In the case especially large or numerous acquisitions do not materialize, we expect our current sources of funding to finance our capital requirements. The actual amount and timing of our future capital requirements may differ materially from our current estimates because of changes or fluctuations in our anticipated acquisitions, investments, revenue, operating costs and network expansion plans and access to alternative sources of financing on favorable terms. Further, in order for us to compete successfully, we may require substantial capital to continue to develop our networks and meet the funding requirements of our operations and ventures, including losses from operations. We will also require capital for other acquisition and business development initiatives. We

46 FINANCIAL REVIEW
expect to fund these requirements through our cash on hand, cash flow from operations, proceeds from additional equity and debt offerings that we may conduct, and debt financing facilities.

We may not be able to obtain additional financing on favorable terms. As a result, we may be subject to additional or more restrictive financial covenants, our interest obligations may increase significantly and our shareholders may be adversely diluted. Our failure to generate sufficient funds in the future, whether from operations or by raising additional debt or equity capital, may require us to delay or abandon some or all of our anticipated expenditures, to sell assets, or both, which could have a material adverse effect on our operations.

As part of our drive to increase our network capacity, reduce costs and improve the quality of our service, we have leased additional fiber optic and satellite-based network capacity, the terms of these leases are generally five years or more and can involve significant advance payments. As demand for our telecommunication services increases we expect to enter into additional capacity agreements and may make significant financial commitments, in addition to our existing commitments.

As of December 31, 2003, we had the following contractual obligations, including short- and long-term debt arrangements commitments for future payments under non-cancelable lease arrangements and purchase obligations:

                                                             PAYMENTS DUE BY PERIOD (IN THOUSANDS)
                                                     ----------------------------------------------------
                                                                   LESS THAN        1 - 3          4 - 5
                                                      TOTAL         1 YEAR          YEARS          YEARS
Short- and long-term debt ...................        $ 1,150        $   950        $   100        $   100
Capital lease obligations ...................          7,583          3,129          4,454             --
Non-cancelable lease obligations ............          3,900          1,854          2,032             14
Purchase obligations ........................         24,621         20,140          4,481             --
                                                     -------        -------        -------        -------
Total contractual cash obligations ..........        $37,254        $26,073        $11,067        $   114
                                                     =======        =======        =======        =======

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Our treasury function has managed our funding, liquidity and exposure to interest rate and foreign currency exchange rate risks. Our investment treasury operations are conducted within guidelines that have been established and authorized by our audit committee. In accordance with our policy, we do not enter into any treasury management transactions of a speculative nature.

The ruble and the hryvna are generally non-convertible outside Russia and Ukraine, respectively, so our ability to hedge against further devaluation by converting to other currencies is significantly limited. Further, our ability to convert rubles and hryvna into other currencies in Russia and Ukraine, respectively, is subject to rules that restrict the purposes for which conversion and the payment of foreign currencies are allowed.

Given that much of our operating costs are indexed to or denominated in US dollars, including employee compensation expense, capital expenditure and interest expense, we have taken specific steps to minimize our exposure to fluctuations in the appropriate foreign currency. Although local currency control regulations require us to collect virtually all of our revenue in local currency, certain ventures generally either price or invoice in US dollars or index their invoices and collections to the applicable dollar exchange rate.

Customer contracts may include clauses allowing additional invoicing if the applicable exchange rate changes significantly between the invoice date and the date of payment, favorable terms for early or pre-payments and heavy penalty clauses for overdue payments. Maintaining the dollar value of our revenue subjects us to additional tax on exchange gains.

Although we are attempting to match revenue, costs, borrowing and repayments in terms of their respective currencies, we may

                                                             FINANCIAL REVIEW 47
experience economic loss and a negative impact on earnings as a result of foreign currency exchange rate fluctuations. Our cash and cash equivalents are held largely in interest bearing accounts, in US dollars, however we do have bank accounts denominated in Russian rubles and Ukrainian hryvna. The book value as of such accounts at December 31, 2003 and 2002 approximates their fair value. Cash in excess of our immediate operating needs is invested in US money market instruments. In accordance with our investment policy, we maintain a diversified portfolio of low risk, fully liquid securities. We are exposed to market risk from changes in interest rates on our obligations and we also face exposure to adverse movements in foreign currency exchange rates. We have developed risk management policies that establish guidelines for managing foreign currency exchange rate risk and we also periodically evaluate the materiality of foreign currency exchange exposures and the financial instruments available to mitigate this exposure. The following table provides information (in thousands) about our cash equivalents, investments available for sale, convertible loan, and debt obligations that are sensitive to changes in interest rates.

                                                                                                        THERE     2003       2002
                                                 2004       2005       2006         2007      2008      AFTER     TOTAL      TOTAL
                                               -------    -------    -------      -------     ----      -----    -------    -------
Cash equivalents .........................     $  5,18    $    --    $    --      $    --     $ --      $ --     $65,180    $59,625
Note receivable ..........................     $ 1,972    $ 2,116    $ 1,494      $    --     $ --      $ --     $ 5,582    $ 7,422
Fixed rate ...............................        7.00%      7.00%      7.00%          --       --        --        7.00%      7.00%
Long-term debt, including current portion
  Variable rate ..........................     $   950    $    --    $   100      $   100     $ --      $ --     $ 1,150    $33,099
  Average interest rate ..................        5.10%        --       2.49%        2.49%      --        --          --         --

The following table provides information about our financial instruments by local currency and where applicable, presents such information in US dollar equivalents (in thousands). The table summarizes information on instruments that are sensitive to foreign currency exchange rates, including foreign currency denominated debt obligations.

                                                                                                THERE       2003         2002
                                                  2004       2005     2006     2007     2008    AFTER       TOTAL       TOTAL
                                                  ----       ----     ----     ----     ----    -----       -----       -----
ASSETS
Current assets
  Russian rubles .........................     $ 49,961      $ --     $ --     $ --     $ --     $ --      $ 49,961    $ 18,366
  Average foreign currency exchange rate .        29.45        --       --       --       --       --            --          --
  Ukrainian hryvna .......................     $  4,719        --       --       --       --       --      $  4,719    $  3,324
  Average foreign currency exchange rate .         5.33        --       --       --       --       --            --          --
  Kazakhstan Tenge .......................     $    824        --       --       --       --       --      $    824    $     40
  Average foreign currency exchange rate .       144.12        --       --       --       --       --            --          --
LIABILITIES
Current liabilities
  Russian rubles .........................     $ 16,283        --       --       --       --       --      $ 16,283    $  7,927
  Average foreign currency exchange rate .        29.45
  Ukrainian hryvna .......................     $  3,053        --       --       --       --       --      $  3,053    $    827
  Average foreign currency exchange rate .         5.33
  Kazakhstan Tenge .......................     $    356        --       --       --       --       --      $    356    $     40
  Average foreign currency exchange rate .       144.12        --       --       --       --       --            --          --

Our interest income and expense are most sensitive to changes in the general level of U.S. interest rates. In this regard, changes in U.S. interest rates affect the interest earned on our cash equivalents and short-term investments as well as interest paid on debt.

48 FINANCIAL REVIEW

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other parts of this document, including, with- out limitation, those concerning

         (I)      future acquisitions and capital expenditures;

         (II)     projected traffic volumes and other growth indicators;

         (III)    anticipated revenues and expenses;

         (IV)     the Company's competitive environment;

         (V) the future performance of consolidated and equity method investments;

         (VI) our intention to offer our services under the Golden Telecom brand;

         (VII) our intentions to expand our fiber optic capacity and add transmission capacity;

         (VIII) our intention to continue to use the assets of recently acquired companies in the manner such assets were previously used; and

         (IX) the political, regulatory and financial situation in the markets in which we operate, including the effect of the new law "On Telecommunications",

are forward-looking and concern the Company's projected operations, economic performance and financial condition. These forward-looking statements are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. It is important to note that such statements involve risks and uncertainties and that actual results may differ materially from those expressed or implied by such forward-looking statements. Among the key factors that have a direct bearing on the Company's results of operations, economic performance and financial condition are the commercial and execution risks associated with implementing the Company's business plan, our ability to integrate recently acquired companies into our operations, the political, economic and legal environment in the markets in which the Company operates, increasing competitiveness in the telecommunications and Internet-related businesses that may limit growth opportunities, and increased and intense downward price pressures on some of the services that we offer. These and other factors are discussed herein under "Management Discussion" and Analysis of Financial Condition and Results of Operations and elsewhere in this Report. Additional information concerning factors that could cause results to differ materially from those in the forward-looking statements are contained in this Form 10-K.

In addition, any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result," "are expected to," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Report and investors, therefore, should not place undue reliance on any such forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors may emerge from time to time, and it is not possible for management to predict all of such factors.

Further, management cannot assess the impact of each such factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                                                             FINANCIAL REVIEW 49

REPORT OF MANAGEMENT

Management is responsible for the preparation of Golden Telecom, Inc.'s information appearing in this Annual Report. The consolidated financial statements and notes have been prepared in conformity with accounting principles generally accepted in the United States of America and include certain amounts that are based estimates based upon currently available information and management's judgement of current conditions and circumstances.

To provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that accounting records are reliable for preparing financial statements, management maintains a system of accounting and other controls. Even an effective internal control system, no matter how well designed, has inherent limitations, including the possibility the possible of circumvention or overriding of controls, and therefore can provide only reasonable assurance with respect to financial statement presentation. The system of accounting and other controls is improved and modified in response to change in business conditions and operations and recommendations made by the independent auditors.

The Audit Committee of the Board of Directors, which is comprised of directors who are not employees, meets periodically with management and independent auditors to review the manner in which these groups are performing their responsibilities and to carry out the Audit Committee, oversight role with respect to auditing, internal controls and financial reporting matters. The independent auditors periodically meet privately with the Audit Committee and have access to its individual members.

Golden Telecom , Inc. engaged Ernst & Young (CIS) Limited, independent auditors, to audit the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America, which include consideration of the internal control structure.

/s/ A. VINOGRADOV
-----------------------
A. VINOGRADOV
CHIEF EXECUTIVE OFFICER

/s/ D. STEWART
-----------------------
D. STEWART
CHIEF FINANCIAL OFFICER

50 FINANCIAL REVIEW

REPORT OF INDEPENDENT AUDITORS

We have audited the accompanying consolidated balance sheets of Golden Telecom, Inc. as of December 31, 2002 and 2003, and the related consolidated statements of operations, cash flows, and shareholders' equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden Telecom, Inc. at December 31, 2002 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, in 2002 the Company changed its method of accounting for goodwill.

MOSCOW, RUSSIA, MARCH 10, 2004               ERNST & YOUNG (CIS) LIMITED

 THE BOARD OF DIRECTORS AND SHAREHOLDERS     /S/ ERNST & YOUNG (CIS) LIMITED

GOLDEN TELECOM, INC.

                                                             FINANCIAL REVIEW 51

CONSOLIDATED BALANCE SHEETS (IN THOUSANDS OF US$, EXCEPT SHARE DATA)

                                                                                       DECEMBER 31,
                                                                                   -------------------
                                                                                     2002       2003
                                                                                   --------   --------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents ....................................................   $ 59,625   $ 65,180
  Accounts receivable, net of allowance for doubtful accounts of
  $8,686 and $13,896 at December 31, 2002 and 2003, respectively ...............     42,226     74,016
  VAT receivable ...............................................................      3,998     14,819
  Prepaid expenses .............................................................      7,811     12,232
  Deferred tax asset ...........................................................      3,681      5,995
  Other current assets .........................................................     10,113     15,909
                                                                                   --------   --------
TOTAL CURRENT ASSETS ...........................................................    127,454    188,151

PROPERTY AND EQUIPMENT:
  Telecommunications equipment .................................................    192,638    311,965
  Telecommunications network held under capital leases .........................     23,500     28,712
  Furniture, fixtures and equipment ............................................     17,477     27,245
  Other property ...............................................................      9,977     13,080
  Construction in progress .....................................................     22,070     34,234
                                                                                   --------   --------
                                                                                    265,662    415,236
  Accumulated depreciation .....................................................     99,541    132,126
                                                                                   --------   --------
  Net property and equipment ...................................................    166,121    283,110

GOODWILL AND INTANGIBLE ASSETS:
  Goodwill .....................................................................     71,703    144,008
  Telecommunications service contracts, net of accumulated amortization of
  $6,775 as of December 31, 2002 and $13,619 as of December 31, 2003 ...........     41,247     64,616
  Contract-based customer relationships, net of accumulated amortization of
  $811 as of December 31, 2002 and $2,859 as of December 31, 2003 ..............      7,511     32,310
  Licenses, net of accumulated amortization of $1,249 as of December 31, 2002
  and $1,854 as of December 31, 2003 ...........................................      1,918      2,103
  Other intangible assets, net of accumulated amortization of $5,583 as of
  December 31, 2002 and $5,492 as of December 31, 2003 .........................      5,289      5,806
                                                                                   --------   --------
  Net goodwill and intangible assets ...........................................    127,668    248,843

  Restricted cash ..............................................................      1,515      1,005
  Other non-current assets .....................................................     13,052      8,117
                                                                                   --------   --------
TOTAL ASSETS ...................................................................   $435,810   $729,226
                                                                                   ========   ========

The accompanying notes are an integral part of these financial statements.

52 FINANCIAL REVIEW

CONSOLIDATED BALANCE SHEETS (IN THOUSANDS OF US$, EXCEPT SHARE DATA)

                                                                                                   DECEMBER 31,
                                                                                             -----------------------
                                                                                                2002         2003
                                                                                             ---------    ----------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued expenses ...................................................   $  43,870    $  67,827
  VAT Payable .............................................................................       4,398       10,167
  Debt maturing within one year ...........................................................       8,988          950
  Current capital lease obligation ........................................................       1,775        3,067
  Deferred revenue ........................................................................       3,970        6,253
  Due to affiliates and related parties ...................................................       1,999        3,495
  Other current liabilities ...............................................................       5,980        8,188
                                                                                              ---------    ---------
TOTAL CURRENT LIABILITIES .................................................................      70,980       99,947
  Long-term debt, less current portion ....................................................      24,111          200
  Long-term deferred tax liability ........................................................      12,406       24,461
  Long-term deferred revenue ..............................................................       7,334       13,725
  Long-term capital lease obligations .....................................................       5,621        3,763
  Other non-current liabilities ...........................................................       5,713        4,177
                                                                                              ---------    ---------
TOTAL LIABILITIES .........................................................................     126,165      146,273

  Minority interest .......................................................................       2,187        2,722

SHAREHOLDERS' EQUITY

  Preferred stock, $0.01 par value (10,000,000 shares authorized;
  none issued and outstanding at December 31, 2002 and 2003) ..............................          --           --
  Common stock, $0.01 par value (100,000,000 shares authorized;
  27,021,415 shares issued and outstanding at December 31,
  2002 and 35,948,094 shares issued and outstanding at December 31, 2003) .................         270          359

  Additional paid-in capital ..............................................................     446,215      663,464
  Accumulated deficit .....................................................................    (139,027)     (83,592)
                                                                                              ---------    ---------
TOTAL SHAREHOLDERS' EQUITY ................................................................     307,458      580,231
                                                                                              ---------    ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ................................................   $ 435,810    $ 729,226
                                                                                              =========    =========

The accompanying notes are an integral part of these financial statements.

                                                             FINANCIAL REVIEW 53

CONSOLIDATED STATEMENTS OF OPERATIONS (IN THOUSANDS OF US$, EXCEPT PER SHARE
DATA)

                                                                                           2001         2002         2003
                                                                                        ---------    ---------    ---------
REVENUE:
Telecommunication services .......................................................      $ 128,407    $ 189,680    $ 358,724
Revenue from affiliates and related parties ......................................         11,631        9,047        1,810
                                                                                        ---------    ---------    ---------
TOTAL REVENUE ....................................................................        140,038      198,727      360,534

OPERATING COSTS AND EXPENSES:
  Access and network services (excluding depreciation and amortization) ..........         63,685       91,189      181,085
  Selling, general and administrative (excluding depreciation and amortization) ..         48,935       46,147       64,384
  Depreciation and amortization ..................................................         41,398       29,961       45,334
  Impairment charge ..............................................................         31,291           --           --
                                                                                        ---------    ---------    ---------
TOTAL OPERATING EXPENSES .........................................................        185,309      167,297      290,803

INCOME (LOSS) FROM OPERATIONS ....................................................        (45,271)      31,430       69,731
                                                                                        ---------    ---------    ---------

OTHER INCOME (EXPENSE):
  Equity in earnings of ventures .................................................          8,155        4,375        4,687
  Interest income ................................................................          3,161        1,569        1,084
  Interest expense ...............................................................         (2,384)      (2,236)      (1,956)
  Foreign currency losses ........................................................           (647)      (1,174)        (232)
  Minority interest ..............................................................           (117)        (527)        (480)
                                                                                        ---------    ---------    ---------
TOTAL OTHER INCOME ...............................................................          8,168        2,007        3,103
                                                                                        ---------    ---------    ---------

  Income (loss) before income taxes ..............................................        (37,103)      33,437       72,834
  Income taxes ...................................................................          1,902        4,627       17,399
  Income (loss) before cumulative effect of change in accounting principle .......        (39,005)      28,810       55,435
  Cumulative effect of change in accounting principle ............................             --          974           --
                                                                                        ---------    ---------    ---------
NET INCOME (LOSS) ................................................................      $ (39,005)   $  29,784    $  55,435
                                                                                        =========    =========    =========

Basic earnings (loss) per share of common stock:
  Income (loss) before cumulative effect of a change in accounting principle .....          (1.65)        1.20         1.95
  Cumulative effect of a change in accounting principle ..........................             --         0.04           --
  Net income (loss) per share - basic ............................................      $   (1.65)   $    1.24    $    1.95
                                                                                        =========    =========    =========
Weighted average common shares outstanding - basic ...............................         23,605       24,102       28,468
                                                                                        =========    =========    =========

Diluted earnings (loss) per share of common stock:
  Income (loss) before cumulative effect of a change in accounting principle .....          (1.65)        1.17         1.90
  Cumulative effect of a change in accounting principle ..........................             --         0.04           --
                                                                                        ---------    ---------    ---------
  Net income (loss) per share - diluted ..........................................      $   (1.65)   $    1.21    $    1.90
Weighted average common shares outstanding - diluted .............................         23,605       24,517       29,107
                                                                                        =========    =========    =========

The accompanying notes are an integral part of these financial statements.

54 FINANCIAL REVIEW

CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS OF US$)

                                                                                                    YEAR ENDED DECEMBER 31,
                                                                                               --------------------------------
                                                                                                 2001        2002        2003
                                                                                               --------    --------    --------
OPERATING ACTIVITIES
Net income (loss) ..........................................................................   $(39,005)   $ 29,784    $ 55,435
Adjustments to Reconcile net income (loss) to Net Cash Provided by Operating Activities:
  Depreciation .............................................................................     18,685      23,560      34,837
  Amortization .............................................................................     22,713       6,401      10,497
  Equity in earnings of ventures ...........................................................     (8,155)     (4,375)     (4,687)
  Impairment charge ........................................................................     31,291
  Minority interest ........................................................................        117         527         480
  Foreign currency losses ..................................................................        647       1,174         232
  Deferred tax benefit .....................................................................     (1,656)     (4,213)     (3,117)
  Other ....................................................................................      1,274        (196)        (96)
Changes in assets and liabilities:
  Accounts receivable ......................................................................        905      (3,358)    (11,710)
  Accounts payable and accrued expenses ....................................................     (1,390)       (240)     (3,928)
  Other assets and liabilities .............................................................       (968)      1,582       9,031
                                                                                               --------    --------    --------

NET CASH PROVIDED BY OPERATING ACTIVITIES ..................................................     24,458      50,646      86,974
INVESTING ACTIVITIES
  Purchases of property and equipment and intangible assets ................................    (27,859)    (29,431)    (63,737)
  Acquisitions, net of cash acquired .......................................................    (33,448)    (51,214)    (12,282)
  Loan received from equity investee .......................................................                  9,973
  Cash received from escrow account ........................................................                  3,000
  Restricted cash ..........................................................................       (850)      1,884         510
  Purchase of investments available for sale ...............................................     (8,965)     (2,000)
  Proceeds from investments available for sale .............................................     54,344      10,976
  Dividend received from affiliated companies ..............................................      1,924       1,955       4,775
  Loans made ...............................................................................     (9,137)
  Other investing ..........................................................................     11,359       2,688       2,704
                                                                                               --------    --------    --------
NET CASH USED IN INVESTING ACTIVITIES ......................................................    (12,632)    (52,169)    (68,030)
FINANCING ACTIVITIES
  Proceeds from debt .......................................................................      3,300      30,000
  Repayments of debt .......................................................................    (10,003)    (10,107)    (35,132)
  Purchase of treasury stock ...............................................................    (25,000)
  Net proceeds from exercise of employee stock options .....................................        382       5,904      23,737
  Other financing ..........................................................................       (761)     (1,618)     (1,910)
                                                                                               --------    --------    --------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES ........................................    (32,082)     24,179     (13,305)
Effect of exchange rate changes on cash and cash equivalents ...............................       (229)       (435)        (84)
                                                                                               --------    --------    --------
Net increase (decrease) in cash and cash equivalents .......................................    (20,485)     22,221       5,555
Cash and cash equivalents at beginning of period ...........................................     57,889      37,404      59,625
                                                                                               --------    --------    --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD .................................................   $ 37,404    $ 59,625    $ 65,180
                                                                                               ========    ========    ========

The accompanying notes are an integral part of these financial statements.

                                                             FINANCIAL REVIEW 55

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2001, 2002, AND 2003
(IN THOUSANDS OF US$)

                                               COMMON STOCK         TREASURY STOCK       ADDITIONAL                     TOTAL
                                             -----------------   --------------------     PAID-IN      ACCUMULATED   SHAREHOLDERS'
                                             SHARES    AMOUNT    SHARES      AMOUNT       CAPITAL        DEFICIT        EQUITY
                                             ------    -------   -------    ---------    ----------    -----------   -------------
Balance at December 31, 2000 .............   24,480    $  245         -            -     $ 412,754     $(129,806)     $ 283,193
Compensatory restricted stock grants .....        -         -         -            -           636             -            636
Compensatory common stock option grants ..        -         -         -            -           453             -            453
Issuance of common stock in relation
to restricted stock grants ...............      142         2         -            -            (2)            -              -
Exercise of stock options ................       43         -         -            -           517             -            517
Exercise of common stock warrants ........      125         1         -            -            (1)            -              -
Purchase of treasury shares ..............        -         -    (2,273)     (25,000)            -             -        (25,000)
Other equity transactions ................        -         -         -            -            50             -             50
Net loss .................................        -         -         -            -             -       (39,005)       (39,005)
                                             ------    ------   -------    ---------     ---------     ---------      ---------
Balance at December 31, 2001 .............   24,790    $  248    (2,273)   $ (25,000)    $ 414,407     $(168,811)     $ 220,844
Compensatory common stock grants .........        -         -         -            -           340             -            340
Exercise of stock options ................      480         5         -            -         5,822             -          5,827
Retirement of treasury shares ............   (2,273)      (23)    2,273       25,000       (24,977)            -              -
Acquisition of EDN Sovintel LLC ..........    4,024        40         -            -        50,623             -         50,663
Net income ...............................        -         -         -            -             -        29,784         29,784
                                             ------    ------   -------    ---------     ---------     ---------      ---------
Balance at December 31, 2002 .............   27,021    $  270         -            -     $ 446,215     $(139,027)     $ 307,458
Exercise of stock options ................    1,919        19         -            -        23,834             -         23,853
Acquisition of OAO Comincom ..............    7,008        70         -            -       193,415             -        193,485
Net income ...............................        -         -         -            -             -        55,435         55,435
                                             ------    ------   -------    ---------     ---------     ---------      ---------
Balance at December 31, 2003 .............   35,948    $  359         -            -     $ 663,464     $ (83,592)     $ 580,231
                                             ======    ======   =======    =========     =========     =========      =========

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE OF BUSINESS OPERATIONS

Golden Telecom, Inc. ("GTI", "Golden Telecom" or the "Company") is a provider of a broad range of telecommunication services to businesses, other telecommunications service providers and consumers. The Company provides these services through its operation of voice, Internet and data networks, international gateways, local access and various value-added services in the Commonwealth of Independent States ("CIS"), primarily in Russia, and through its fixed line and mobile operation in Ukraine. Golden Telecom was incorporated in Delaware on June 10, 1999 for the purpose of acting as a holding company for Global TeleSystems, Inc's ("GTS"). operating entities within the CIS and supporting non-CIS holding companies (the "CIS Entities"). On September 29, 1999, GTS transferred its ownership rights in the CIS Entities to the Company in anticipation of the Company's initial public offering which closed on October 5, 1999.

56 FINANCIAL REVIEW

The CIS Entities were subsidiaries of GTS prior to the transfer of ownership rights of the CIS Entities to the Company, and after the IPO, GTS retained an approximately 67% interest in the Company. On May 11, 2001, GTS completed the sale of approximately 12.2 million shares, or approximately 50%, of GTI's common stock to a group of investors led by Alfa Group, a leading Russia-based financial and industrial concern ("Alfa"), and two of the Company's previously existing major shareholders, Capital International Global Emerging Markets Private Equity Fund L.P. ("Capital") and investment funds managed by Barings Vostok Capital Partners ("Baring Vostok"). In July 2001, the Company completed a buy-back of $25.0 million, or approximately 2.3 million shares, of the Company's common stock from a subsidiary of GTS and in October 2001, GTS sold the remaining approximately 0.6 million shares of GTI's common stock and ceased being a shareholder of the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTINGPOLICIES AND NEW ACCOUNTING PRONOUNCEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

Wholly owned subsidiaries and majority owned ventures where the Company has operating and financial control are consolidated. Those ventures where the Company exercises significant influence, but does not exercise operating and financial control are accounted for by the equity method. All significant inter-company accounts and transactions are eliminated upon consolidation.

The Company recognizes profits and losses in accordance with its underlying ownership percentage or allocation percentage as specified in the agreements with its partners; however, the Company recognizes 100% of the losses in ventures and majority owned subsidiaries where the Company bears all of the financial risk. When such ventures and subsidiaries become profitable, the Company recognizes 100% of the profits until such time as the excess losses previously recognized have been recovered.

Results of subsidiaries acquired and accounted for by the purchase method have been included in operations from the relevant date of acquisition.

FOREIGN CURRENCY TRANSLATION

The Company's functional currency in the us dollar because the majority of its revenues, costs, property and equipment purchased, and debt and trade liabilities are either priced, incurred, payable or otherwise measured in US dollars. Each of the legal entities domiciled in the CIS maintains its records and prepares its financial statements in the local currency, principally either Russian rubles or Ukrainian hryvna, in accordance with the requirements of domestic accounting and tax legislation. The accompanying financial statements differ from the financial statements used for statutory purposes in the CIS and other non-US jurisdictions in that they reflect certain adjustments, recorded on the entities' books, which are appropriate to present the financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The principal adjustments are related to revenue recognition, foreign currency translation, deferred taxation, consolidation, and depreciation and valuation of property and equipment and intangible assets.

The Company follows a translation policy in accordance with Statement of Financial Accounting Standard ("SFAS") No. 52, "Foreign Currency Translation," as amended by SFAS No. 130, "Reporting Comprehensive Income". The temporal method is used for translating assets and liabilities of the Company's legal entities domiciled in the CIS and other non-US jurisdic-

                                                            FINANCIAL REVIEW 57
tions. Accordingly, monetary assets and liabilities are translated at current exchange rates while non-monetary assets and liabilities are translated at their historical rates. Income and expense accounts are translated at average monthly rates of exchange. The resultant translation adjustments are included in the operations of the subsidiaries and ventures. Generally, the ruble is not convertible outside of Russia. The official exchange rate which is established by the Central Bank of Russia is a reasonable approximation of market rate. The official exchange rates which are used for translation in the accompanying financial statements at the balance sheet date were 31.78 and 29.45 rubles per US dollar as of December 31, 2002 and 2003, respectively. Through December 31, 2002, Russia has been considered to be a highly inflationary environment. From January 1, 2003, Russia ceased to be considered as a highly inflationary economy. This change had no impact on the consolidated financial statements.

The translation of local currency denominated assets and liabilities into US dollars for the purpose of these financial statements does not indicate that the Company could realize or settle in US dollars the reported values of the assets and liabilities. Likewise, it does not indicate that the Company could return or distribute the reported US dollar value of capital to its shareholders.

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

The Company classifies cash on hand and deposits in banks, including commercial paper, money market accounts, and any other investments with an original maturity of three months or less from the date of purchase, that the Company may hold from time to time, as cash and cash equivalents. Restricted cash is primarily related to cash held in escrow at a financial institution for the collateralization of debt obligations that certain of the Company's consolidated subsidiaries and equity ventures have borrowed from such financial institution.

ACCOUNTS RECEIVABLE

Accounts receivable are shown at their net realizable value which approximates their fair value. The allowance for doubtful accounts is estimated by a combination of applying estimated loss percentages against the aging of accounts receivable and specific identification.

INVENTORIES

Inventories, which are classified as other current assets, are stated at the lower of cost or market. Cost is computed on either a specific identification basis or a weighted average basis.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is calculated on a straight-line basis over the lesser of the estimated lives, ranging from five to ten years for telecommunications equipment and three to five years for furniture, fixtures and equipment and other property, or their contractual term. Construction in process reflects amounts incurred for the configuration and build-out of telecommunications equipment not yet placed into service. Maintenance and repairs are charged to expense as incurred. The Company has included in property and equipment, capitalized leases in the amount of $23.5 million and $28.7 million at December 31, 2002 and 2003, respectively, with associated accumulated depreciation of $5.9 million and $9.2 million as of December 31, 2002 and 2003, respectively. Amortization of assets recorded under capital leases is included with depreciation expense for the years ended December 31, 2001, 2002, and 2003.

GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess of acquisition costs over the consolidated subsidiaries and equity fair value of the net assets of acquired businesses, and was

58 FINANCIAL REVIEW
amortized on a straight-line basis over its estimated useful life, five years, until December 31, 2001. Beginning January 1, 2002, goodwill has been identified as an indefinite lived asset in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", and accordingly amortization of goodwill ceased as of that date. Intangible assets, which are stated at cost, consist principally of telecommunications service contracts, contract based customer relationships, licenses, software and content and are amortized on a straight-line basis over the lesser of their estimated useful lives, generally five to ten years, or their contractual term. In accordance with Accounting Principles Board ("APB") Opinion No. 17, "Intangible Assets" and SFAS No. 142 "Goodwill and Other Intangible Assets", the Company continues to evaluate the amortization period to determine whether events or circumstances warrant revised amortization periods. Additionally, the Company considers whether the carrying value of such assets should be reduced based on the future benefits.

GOODWILL IMPAIRMENT ASSESSMENT

Goodwill is reviewed annually, as of the beginning of the fourth quarter, for impairment or whenever it is determined that impairment indicators exits. The Company determines whether an impairment has occurred by assigning goodwill to the reporting units identified in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", and comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If a goodwill impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the implied fair value of goodwill.

LONG-LIVED ASSETS

Long-lived assets to be held and used by the Company are reviewed to determine whether an event or change in circumstances indicates that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flows analysis of assets at the lowest level for which identifiable cash flows exist. If impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the fair value of the asset. The fair value of the asset is measured using discounted cash flow analysis or other valuation techniques.

INCOME TAXES

The Company uses the liability method of accounting for income taxes. Deferred income taxes result from temporary differences between the tax bases of assets and liabilities and the bases as reported in the consolidated financial statements. The Company does not provide for deferred taxes on the undistributed earnings of its foreign subsidiaries, as such earnings are generally intended to be reinvested in those operations permanently. In the case of non-consolidated entities, except MCT, where our partner requests that a dividend be paid, the amounts are not expected to have a material impact on the Company's income tax liability. It is not practical to determine the amount of unrecognized deferred tax liability for such reinvested earnings.

REVENUE RECOGNITION

The Company records as revenue the amount of telecommunications and Internet services rendered, as measured primarily by the minutes of traffic processed, after deducting an estimate of the traffic that are partial minutes and test traffic

                                                             FINANCIAL REVIEW 59
which will be neither billed nor collected, and the time spent online using our Internet services. Revenue from service contracts is accounted for when the services are provided. Billings received in advance of service being performed are deferred and recognized as revenue as the service is performed. Revenues are stated net of any value-added taxes charged to customers. Certain other taxes that are based on revenues earned were incurred at a rate of 1% during 2001 and 2002, and have been included in operating expenses since these taxes are incidental to the revenue cycle.

The Company has deferred connection fees and capitalized direct incremental costs related to connection fees, not exceeding the revenue deferred. The deferral of revenue and capitalization of cost of revenue will be recognized over the estimated life of the customer. The total amount of deferred revenue was $11.3 million and $20.0 million as of December 31, 2002 and 2003, respectively. The total amount of deferred cost of revenue was $4.4 million and $5.2 million as of December 31, 2002 and 2003, respectively.

In the fourth quarter of 2002, the Company re-assessed the average life of the customer and concluded that the average life of the customer increased from three to five years except for Golden Telecom (Ukraine) ("GTU") which remained at two years for customers in the Business and Corporate Services Division and Operator and Carrier Services Division and eighteen months for customers in the Mobile Services division. The impact of increasing the average life of the customer from three to five years was approximately $0.7 million reduction in revenue and $0.4 million decrease in cost of revenue in the fourth quarter of 2002. The impact of this change in customer life was $0.3 million reduction on net income and $0.01 per common share - basic for the year ended December 31, 2002.

The Company recognizes revenue from equipment sales when title to the equipment passes to the customer. The Company defers the revenue on installed equipment until installation and testing are completed and accepted by the customer.

In November 2002, the Financial Accounting Standards Board ("FASB") Emerging Issues Task Force issued its consensus concerning Revenue Arrangements with Multiple Deliverables ("EITF 00-21"). EITF 00-21 addresses how to determine whether a revenue arrangement involving multiple deliverables should be divided into separate units of accounting, and, if separation is appropriate, how the arrangement consideration should be measured and allocated to the identified accounting units. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on the Company's consolidated financial position or results of operations.

ADVERTISING

The Company expenses the cost of advertising as incurred. Advertising expenses for the year ended December 31, 2001, 2002 and 2003 were $4.6 million, $3.7 million and $5.2 million, respectively.

GOVERNMENT PENSION FUNDS

The Company contributes to the local state pension funds and social funds, on behalf of all its CIS employees. In Russia, starting from January 1, 2001 all social contributions, including contributions to the pension fund, were substituted with a unified social tax ("UST") calculated by the application of a regressive rate from 35.6% to 5% to the annual gross remuneration of each employee. The company allocates UST to three social funds, including the pension fund, where the rate of contributions to the pension fund vary from 28% to 5%, respectively, depending on the annual gross salary of each employee. The contributions are expensed as incurred.

60 FINANCIAL REVIEW

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and short-term debt approximate their fair value. The fair value of notes receivable, including the long-term portion that are included in other current and non-current assets, respectively was $7.6 million and $5.6 million at December 31, 2002 and 2003, respectively as determined by discounting future payments by 5.5%. The fair value of debt to Citibank approximated the carrying value of $30.0 million at December 31, 2002. In June 2003, the Company settled early the $30.0 million of outstanding debt to Citibank. At December 31, 2002 and 2003, the Company held no debt at fixed rates.

COMPREHENSIVE INCOME

Comprehensive income is defined as the change in equity of a business enterprise during a period from non-owner sources. For the years ended December 31, 2001, 2002 and 2003, comprehensive income for the Company is equal to net income
(loss).

OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash, cash equivalents, and accounts and notes receivable. Of the $65.2 million of cash and cash equivalents held at December 31, 2003, $50.6 million was held in US money market instruments in US financial institutions. The remaining balance is being maintained in US-owned and, to a lesser extent, local financial institutions within the CIS. The Company extends credit to various customers, principally in Russia and Ukraine, and establishes an allowance for doubtful accounts for specific customers that it determines to have significant credit risk. The Company generally does not require collateral to extend credit to its customers. In 2001, the Company granted an unsecured loan to a party in a lease agreement, as disclosed in Note 8.

STOCK-BASED COMPENSATION

The Company follows the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," for its Equity Participation Plan. SFAS No. 123 establishes a fair value method of accounting for employee stock options and similar equity instruments. The fair value method requires compensation cost to be measured at the grant date based on the value of the award and to be recognized over the service period. SFAS No. 123 generally allows companies to either account for stock-based compensation under the fair value method of SFAS No. 123 or under the intrinsic value method of APB No. 25, "Accounting for Stock Issued to Employees." The Company has elected to account for its stock-based compensation in accordance with the provisions of APB No. 25 and present pro forma disclosures of results of operations as if the fair value method had been adopted. The Company recognizes compensation expense for stock options granted to employees of its equity method investees based on the fair value of options, as determined using the Black-Sholes valuation model, over the respective option vesting period.

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies

                                                             FINANCIAL REVIEW 61
with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB No. 25. SFAS No. 148 disclosure provisions are effective for years ending after December 15, 2002.

The Company has adopted the amendments to SFAS No. 123 disclosure provisions required under SFAS No. 148 but will continue to use the intrinsic value method under APB No. 25 to account for stock-based compensation. As such, the adoption of SFAS No. 148 did not have a significant impact of the Company's consolidated financial position or results of operations.

The effect of applying SFAS No. 123 on the reported net income (loss), as disclosed below is not representative of the effects on net income (loss) in future years due to the vesting period of the stock options and the fair value of additional stock options in future years.

                                                         TWELVE MONTHS ENDED DECEMBER 31,
                                                      -------------------------------------
                                                         2001          2002         2003
                                                      ----------    ----------   ----------
                                                       (IN THOUSANDS EXCEPT PER SHARE DATA)
Net income (loss), as reported ..................     $  (39,005)   $   29,784   $   55,435
Deduct: total stock-based employee compensation
   expense determined under fair value based
   method for all awards, net of related tax
   effects.......................................          8,278         7,937        3,183
                                                      ----------    ----------   ----------
Pro forma net income (loss)......................     $  (47,283)   $   21,847   $   52,252
                                                      ==========    ==========   ==========
Net income (loss) per share: ....................
   Basic - as reported ..........................     $    (1.65)   $     1.24   $     1.95
   Basic - pro forma ............................          (2.00)         0.91         1.84
   Diluted - as reported ........................          (1.65)         1.21         1.90
   Diluted - pro forma ..........................          (2.00)         0.89         1.80

ASSET RETIREMENT OBLIGATIONS

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement provides the accounting for the cost of legal obligations associated with the retirement of long-lived assets. SFAS No. 143 requires entities to record the fair value of a legal liability for an asset retirement obligation in the period it is incurred. The Company reviewed the requirements under SFAS No. 143 and has determined that no material legal obligations to remove long-lived assets exist. SFAS No. 143 is effective for years beginning after June 15, 2002. The adoption of SFAS No. 143 did not have a material impact on the Company's consolidated financial position or results of operations.

EXIT OR DISPOSAL ACTIVITIES

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement nullifies Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," which required that a liability for an exit cost be recognized upon the entity's commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of the provisions of SFAS No. 146 did not have an impact on the Company's results of operations or financial position.

FINANCIAL GUARANTEES

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"). FIN No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN No. 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and

62 FINANCIAL REVIEW
measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of the FIN No. 45 did not have an impact on the Company's results of operations or financial position.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 amended Accounting Research Bulletin No. 51, "Consolidated Financial Statements", and established standards for determining under what circumstances a variable interest ("VIE") should be consolidated with its primary beneficiary. FIN No. 46 also requires disclosure about VIEs that are not required to be consolidated but in which the reporting entity has a significant variable interest. In December 2003, the FASB revised certain implementation provisions of FIN No. 46. The revised interpretation ("FIN No. 46R") substantially retained the requirements of immediate application of FIN No. 46 to VIEs created after January 31, 2003. There were no such entities created after January 31, 2003. With respect to older VIEs, the consolidation requirements under FIN No. 46R apply not later than for the first financial year or interim period ending after December 15, 2003, if such a VIE is a special-purpose entity ("SPE"), and no later than for the first financial year or interim period ending after March 15, 2004, if such a VIE is not a SPE. The Company did not identify any previously formed SPEs that are VIEs. Therefore the adoption of FIN No. 46R did not have a significant impact on the financial position or results of operations.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of the provisions of SFAS No. 149 did not have an impact on the Company's results of operations or financial position.

FINANCIAL INSTRUMENTS

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS No. 150 requires certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity to be classified as liabilities. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003 and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. The Company does not have any financial instruments that meet the provisions of SFAS No. 150, therefore, adopting the provisions of SFAS No. 150 did not have an impact on the Company's results of operations or financial position.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of these consolidated financial statements, in conformity with US generally accepted accounting principles, requires management to make estimates and assumptions that affect amounts in the financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COMPARATIVE FIGURES

Certain 2001 and 2002 amounts have been reclassified to conform to the presentation adopted in the current year. Such reclassifications did not affect the consolidated statements of operations.

                                                             FINANCIAL REVIEW 63

NOTE 3: NET INCOME (LOSS) PER SHARE

The Company's net loss per share calculation (basic and diluted) at December 31, 2001 is based upon the Company's weighted average common shares outstanding. There are no reconciling items in the numerator or denominator of the Company's net loss per share calculation at December 31, 2001. Warrants and stock options have been excluded from the net loss per share calculation at December 31, 2001 because their effect would have been antidilutive.

Basic earnings per share at December 31, 2002 and 2003 is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share at December 31, 2002 and 2003 is computed on the basis of the weighted average number of common shares outstanding plus the effect of outstanding employee stock options using the "treasury stock" method. The number of stock options excluded from the diluted earnings per share computation, because their effect was antidilutive for the twelve months ended December 31, 2002 and 2003 was 352,261 and 10,000 stock options, respectively.

The components of basic and diluted earnings per share were as follows:

                                                TWELVE MONTHS ENDED DECEMBER 31,
                                                --------------------------------
                                                 2002                   2003
                                                -------                -------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA
Income before cumulative effect
of a change in accounting principle .......     $28,810                $55,435
                                                =======                =======
Weighted average shares outstanding of:
   Common stock ...........................      24,102                 28,468
Dilutive effect of:
   Employee stock options .................         415                    639
                                                -------                -------
   Common stock and common
   stock equivalents ......................      24,517                 29,107
                                                =======                =======
Earnings per share before cumulative
effect of a change in accounting principle:
   Basic ..................................     $  1.20                $  1.95
                                                =======                =======
   Diluted ................................     $  1.17                $  1.90
                                                =======                =======

NOTE 4: GOODWILL AND INTANGIBLE ASSETS

In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001.

Upon the adoption of SFAS No. 142, the Company recorded a cumulative effect of a change in accounting principle for negative goodwill (deferred credit) arising on the Company's equity method investments in the amount of $1.0 million. The impact of non-amortization of goodwill on the Company's net income for the twelve months ended December 31, 2002 was approximately $15.0 million increase, or $0.62 per share of common stock-basic.

Amortization expense for intangible assets for the twelve months ended December 31, 2002 and 2003 was $6.4 million and $10.5 million, respectively. Amortization expense for the succeeding five years is expected to be as follows: 2004-$17.3 million, 2005-$16.2 million, 2006-$15.2 million, 2007-$14.3 million, and
2008-$12.7 million. The total gross carrying value and accumulated amortization of the Company's intangible assets by major intangible asset class is as follows:

                                   AS OF DECEMBER 31,           AS OF DECEMBER 31,
                                           2002                        2003
                                 ----------------------      ------------------------
                                            ACCUMULATED                   ACCUMULATED
                                  COST     AMORTIZATION        COST      AMORTIZATION
                                 -------   ------------      --------    ------------
                                                                 (IN THOUSANDS)
Amortized intangible assets:
   Telecommunications
   service contracts........     $48,022   $     (6,775)     $ 78,235    $   (13,619)
   Contract-based customer
   relationships............       8,322           (811)       35,169         (2,859)
   Licenses.................       3,167         (1,249)        3,957         (1,854)
   Other intangible assets..      10,872         (5,583)       11,298         (5,492)
                                 -------   ------------      --------    -----------
Total ......................     $70,383   $    (14,418)     $128,659    $   (23,824)
                                 =======   ============      ========    ===========

Other intangible assets include software, Internet software and related content, as well as other intangible assets.

64 FINANCIAL REVIEW

The changes on the carrying amount of goodwill for the year ended December 31, 2002 and 2003, respectively, are as follows:

                                                       BUSINESS &   CARRIER &
                                                       CORPORATE    OPERATOR
                                                        SEGMENT      SEGMENT      TOTAL
                                                       ----------   ---------   ----------
                                                                        (IN THOUSANDS)
Balance as of December 31, 2001 ...................    $    3,332   $  15,391   $   18,723
Goodwill acquired during the year .................        26,083      28,216       54,299
Goodwill reclassified to intangible assets ........        (1,319)          -       (1,319)
Balance as of December 31, 2002 ...................        28,096      43,607       71,703
Goodwill acquired during the year .................        56,796      15,509       72,305
                                                       ----------   ---------   ----------
Balance as of December 31, 2003 ...................    $   84,892   $  59,116   $  144,008
                                                       ==========   =========   ==========

The pro forma impact of the change in accounting method for goodwill on net loss and net loss per share for the twelve months ended December 31, 2001 compared to actual results for each of the twelve months ended December 31, 2002 and 2003, respectively, is as follows:

                                                          TWELVE MONTHS ENDED DECEMBER 31,
                                                        ------------------------------------
                                                            2001         2002       2003
                                                        ------------------------------------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income (loss), as reported .......................  $   (39,005)     29,784     $ 55,435
Goodwill amortization ................................       13,846          --           --
Negative goodwill amortization on equity investee ....         (243)         --           --
                                                        -----------   ---------     --------
Adjusted net income (loss). ..........................  $   (25,402)  $  21,847     $ 55,435
                                                        ===========   =========     ========
Basic net income (loss) per share:
   Reported net income (loss) ........................  $     (1.65)  $    1.24     $   1.95
   Goodwill amortization .............................         0.58          --           --
   Negative goodwill amortization ....................        (0.01)         --           --
                                                        -----------   ---------     --------
   Adjusted net income (loss) per share ..............  $     (1.08)  $    1.24     $   1.95
                                                        ===========   =========     ========
Diluted net income (loss) per share:
   Reported net income (loss) ........................  $     (1.65)  $    1.21     $   1.90
   Goodwill amortization .............................         0.58          --           --
   Negative goodwill amortization ....................        (0.01)         --           --
                                                        -----------   ---------     --------
   Adjusted net income (loss) per share ..............  $     (1.08)  $    1.21     $   1.90
                                                        ===========   =========     ========

                                                             FINANCIAL REVIEW 65

NOTE 5: BUSINESS COMBINATIONS AND VENTURE TRANSACTIONS

ACQUISITIONS IN 2001

In June 2001, the Company acquired Internet service provider ("ISP") ZAO Cityline ("Cityline"), 51% of ISP OOO Uralrelcom ("Uralrelcom") and infrastructure company ZAO First Telecommunications Company ("PTK") for cash consideration of approximately $29.0 million, including $6.0 million that was held in escrow. At the time of acquisition, local access capacity to be delivered by a third party to PTK was not yet operational nor placed in service. The purchase and sale agreement provided that until such capacity became fully operational, $6.0 million of purchase consideration would be held in escrow. In the fourth quarter of 2001, the Company became aware that such original local access capacity would not become available. As a result, the Company negotiated a full recovery of the funds held in escrow and the Company received alternative local access capacity pursuant to the original terms of the PTK third-party contract. Accordingly, as of December 31, 2001, the recovery of the funds held in escrow of $6.0 million was recorded as a reduction in the carrying amount of the acquired intangible assets. In addition, the Company incurred approximately $0.9 million in consulting fees related to these investment transactions from an affiliate of Alfa, a shareholder of the Company.

The following unaudited pro forma combined results of operations for the Company give effect to the Cityline, Uralrelcom and PTK business combinations as if they had occurred at the beginning of 2001. For the twelve months ended December 31, 2001, pro forma revenue would have been approximately $142.9 million and the pro forma net loss would have been approximately $40.9 million, or $1.73 per common share. These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of the Company had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

In September 2001, the Company acquired 51% of ADS, a competitive local exchange carrier, operating primarily in Nizhny Novgorod, for cash consideration of approximately $2.9 million. The impact of this acquisition was not material.

The results of operations of Cityline, Uralrelcom and PTK have been included in the Company's consolidated operations since June 1, 2001. The results of operations of ADS have been included in the Company's consolidated operations since September 1, 2001.

ACQUISITIONS IN 2002

In August 2002, the Company acquired approximately 31% of Golden Telecom (Ukraine) ("GTU") for cash consideration of approximately $5.2 million, including $3.7 million recorded as a liability, net of $0.3 million discount, determined at the rate of 6.11%. The Company now owns 100% of GTU. The acquisition was accounted for as a purchase business combination under US GAAP. The Company has recorded approximately $1.8 million of contract-based customer relationship intangible assets that will be amortized over a period of approximately 5 years. There was no goodwill recorded as a result of this transaction.

In September 2002, subsidiaries of the Company completed the acquisition of 50% of EDN Sovintel LLC ("Sovintel") that the Company did not own from Open Joint Stock Company Rostelecom ("Rostelecom"), pursuant to an Ownership Interest Purchase Agreement, dated March 13, 2002, by and among subsidiaries of the Company and Rostelecom, bringing the Company's ownership in Sovintel to 100%. The total purchase price of approximately $113.1 million consisted of approximately $50.7 million in GTI's common stock, representing 4,024,067 shares, $10.0 million in cash consideration,

66 FINANCIAL REVIEW

$46.0 million in promissory note consideration (see discussion below), and direct transaction costs of approximately $7.1 million, including an investment banking fee of approximately $3.3 million paid to an affiliate of Alfa, a shareholder of the Company. Sovintel provides worldwide communications services, principally to major hotels, business offices and mobile communication companies through its telecommunications network in Russia. The Company began consolidating the results of operations of Sovintel on September 17, 2002.

In September 2002, TeleRoss LLC ("TeleRoss"), a wholly-owned Russian subsidiary of the Company, issued a three month $46.0 million non-interest bearing note payable to Rostelecom in partial settlement of the acquisition of the remaining 50% ownership interest in Sovintel previously held by Rostelecom. TeleRoss was required to and settled the note, in full, in December 2002. This non-interest bearing note payable was recorded net of $0.7 million discount representing imputed interest.

The acquisition of the remaining 50% of Sovintel was accounted for as a purchase business combination in accordance with SFAS No. 141, "Business Combinations". As the transaction reflected acquisition of the remaining 50% interest in Sovintel which was not previously owned by the Company, the Company has recorded the net assets acquired at 50% of estimated fair value and 50% of historical US GAAP carrying values. The following is a condensed balance sheet of Sovintel as of September 17, 2002, reflecting purchase price allocation to the net assets acquired:

                                                                              SEPTEMBER 17,
                                                                                   2002
                                                                              -------------
                                                                              (IN THOUSANDS)
ASSETS:
   Current assets .........................................................   $      43,223
   Property and equipment, net ............................................          64,124
   Telecommunications service contracts intangible assets, net ............          14,742
   Contract based customer relationship intangible assets, net ............           6,350
   Licenses, net ..........................................................             562
   Other intangible assets, net ...........................................             300
   Goodwill ...............................................................          54,262
   Other assets ...........................................................          11,114
                                                                              -------------
   Total assets ...........................................................   $     194,677

LIABILITIES:
   Current liabilities ....................................................   $      23,774
   Non-current liabilities ................................................           8,514
                                                                              -------------
   Net assets .............................................................   $     162,389
   Less: previous carrying value of the Company's equity method
     investment in Sovintel ...............................................         (49,283)

                                                                              -------------
Total purchase consideration and acquisition costs ........................   $     113,106
                                                                              =============
Consideration and acquisition costs:
   Cash consideration .....................................................   $      10,000
   Promissory note consideration, net of discount .........................          45,307
   GTI shares consideration ...............................................          50,663
   Direct transaction costs ...............................................           7,136
                                                                              -------------
   Total purchase consideration and acquisition costs .....................   $     113,106
                                                                              =============

                                                             FINANCIAL REVIEW 67

The Company's financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned approximately $14.7 million to telecommunications service contracts intangible assets which will be amortized over a weighted average period of approximately 9 years, approximately $6.4 million to contract based customer relationship intangible assets which will be amortized over a weighted average period of approximately 5 years, approximately $0.6 million to licenses which will be amortized over a weighted average period of 5 years, and approximately $0.3 million to other identified intangible assets which will be amortized over 5 years. Property and equipment was adjusted to fair value using a net current replacement cost valuation method. The excess purchase price over the fair value of the net tangible and intangible assets acquired of approximately $54.3 million has been assigned to goodwill and is not deductible for tax purposes. Approximately $26.1 million of this goodwill has been assigned to the Business and Corporate Services reportable segment and approximately $28.2 million of this goodwill has been assigned to the Carrier and Operator Services reportable segment. In accordance with SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets", the Company will not amortize the goodwill recorded in connection with the acquisition of the remaining 50% of Sovintel. The goodwill will be tested for impairment at least annually.

The following unaudited pro forma combined results of operations for the Company give effect to the Sovintel business combination as if it had occurred at the beginning of 2001 and 2002. These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of the Company had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

                                                                                  TWELVE MONTHS ENDED DECEMBER 31,
                                                                                ------------------------------------
                                                                                    2001                     2002
                                                                                -----------                ---------
                                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue ....................................................................    $   239,128                $ 286,998
Income (loss) before cumulative effect of a change
in accounting principle ....................................................        (30,688)                  36,587
Cumulative effect of a change in accounting principle ......................             --                      974
                                                                                -----------                ---------
Net income (loss) ..........................................................    $   (30,688)               $  37,561
                                                                                ===========                =========
Basic earnings (loss) per share of common stock:
  Income (loss) before cumulative effect of a change
  in accounting principle ..................................................    $     (1.11)               $    1.36
  Cumulative effect of a change in accounting principle ....................             --                     0.04
                                                                                -----------                ---------
  Net income (loss) per share - basic ......................................    $     (1.11)               $    1.40
                                                                                ===========                =========
  Weighted average common shares - basic ...................................         27,629                   26,748
                                                                                ===========                =========
Diluted earnings (loss) per share of common stock:
  Income (loss) before cumulative effect of a change
  in accounting principle ..................................................    $     (1.11)               $    1.34
  Cumulative effect of a change in accounting principle ....................             --                     0.04
                                                                                -----------                ---------
  Net income (loss) per share - diluted ....................................    $     (1.11)               $    1.38
                                                                                ===========                =========
  Weighted average common shares - diluted .................................         27,629                   27,163
                                                                                ===========                =========

68 FINANCIAL REVIEW

ACQUISITIONS IN 2003

In August 2003, the Company completed the acquisition of 100% of OOO Sibchallenge ("Sibchallenge"), a telecommunications service provider in Krasnoyarsk, Russia. The total purchase price of approximately $15.4 million consisted of cash consideration of approximately $15.0 million and approximately $0.4 million in direct transaction costs, including an investment banking fee of $0.3 million paid to Belongers Limited, an affiliate of Alfa, a shareholder of the Company. The acquisition of Sibchallenge establishes GTI's presence in the Krasnoyarsk region. In addition, Sibchallenge has numbering capacity and interconnect agreements.

The acquisition of 100% of Sibchallenge was accounted for as a purchase business combination in accordance with SFAS No. 141, "Business Combinations".

The following is the condensed balance sheet of Sibchallenge as of August 31, 2003 reflecting purchase price allocation to the net assets acquired:

                                                             AUGUST 31, 2003
                                                             ---------------
                                                              (IN THOUSANDS)
ASSETS:
   Current assets .......................................    $         1,792
   Property and equipment ...............................              7,057
   Telecommunications service contracts
   intangible assets, net ...............................             11,175
                                                             ---------------
Total assets                                                 $        20,024
                                                             ===============
LIABILITIES:
   Current liabilities ..................................    $         1,519
   Non-current liabilities ..............................              3,121
                                                             ---------------
   Net assets ...........................................    $        15,384
                                                             ===============
   Consideration and acquisition costs:.
   Cash consideration ...................................             15,000
   Direct transaction costs .............................                384
                                                             ---------------
Total purchase consideration and transaction costs ......    $        15,384
                                                             ===============

The Company's financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed and, as such, the Company has assigned approximately $11.2 million to telecommunications service contracts intangible assets. These identified intangible assets will be amortized over a period of 10 years. There was no goodwill recorded as a result of this transaction. The results of operations of Sibchallenge have been included in the Company's consolidated operations since August 31, 2003.

In December 2003, the Company completed the acquisition of 100% of the shares in OAO Comincom ("Comincom") from Nye Telenor East Invest, pursuant to a Share Exchange Agreement. The total purchase price of approximately $195.3 million consisted of approximately $193.5 million in GTI's common stock, representing 7,007,794 shares and direct transaction costs of approximately $1.8 million. The purchase consideration has been determined using the closing date of the transaction as December 1, 2003. Accordingly, the GTI shares issued in consideration are valued based on the average closing price of the Company's common stock for the five consecutive trading days between November 26, 2003 and December 2, 2003, which was $27.61 per share. Management believes the acquisition of 100% of Comincom further strengthens the Company's position in the key Moscow and St. Petersburg communications markets, and positions the Company to realize future operating and cost synergies. Comincom provides telecommunications services, principally to major hotels, business offices and mobile communication companies through its telecommunications network in Russia, including Moscow, St. Petersburg, Voronezh, Samara and several other major population centers. The Company began consolidating the results of operations of Comincom on December 1, 2003.

The acquisition of 100% of the shares in Comincom was accounted for as a purchase business combination in accordance with SFAS No. 141, "Business Combinations. The following is the condensed balance sheet of Comincom as of December 1, 2003 reflecting the preliminary purchase price allocation to the net assets acquired:

                                                             FINANCIAL REVIEW 69

                                                                    DECEMBER 1, 2003,
                                                                    -----------------
                                                                     (IN THOUSANDS)
ASSETS:
Current assets ...................................................  $          38,191
   Property and equipment ........................................             84,749
   Telecommunications service contracts intangible assets, net ...             17,344
   Contract-based customer relationship intangible assets, net ...             26,847
   Licenses, net .................................................                546
   Goodwill ......................................................             72,305
   Other assets ..................................................              1,575
                                                                    -----------------
Total assets .....................................................  $         241,557
                                                                    =================
LIABILITIES:
   Current liabilities ...........................................  $          28,678
   Non-current liabilities .......................................             17,535
                                                                    -----------------
   Net assets ....................................................  $         195,344
                                                                    =================
Consideration and acquisition costs:
   GTI shares consideration ......................................            193,485
   Direct transaction costs ......................................              1,859
                                                                    -----------------
Total purchase consideration and acquisition costs ...............  $         195,344
                                                                    =================

The Company's financial statements reflect the preliminary allocation of the purchase price based on a preliminary fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned approximately $17.3 million to telecommunications service contracts intangible assets which will be amortized over a weighted average period of approximately 10 years, approximately $26.8 million to contract-based customer relationship intangible assets which will be amortized over a weighted average period of approximately 5 years, and approximately $0.5 million to licenses which will be amortized over a weighted average period of 4 years. The purchase price allocation will be finalized when the application of the new Russian telecommunications law, as discussed in Note 12, becomes clear. Property and equipment was adjusted to fair value using a net current replacement cost valuation method. The excess purchase price over the fair value of the net tangible and intangible assets acquired of approximately $72.3 million has been assigned to goodwill and is not deductible for tax purposes. Approximately $15.5 million of this goodwill has been assigned to the Carrier and Operator Services reportable segment and approximately $56.8 million of this goodwill has been assigned to the Business and Corporate Services reportable segment. In accordance with SFAS No. 141, "Business Combinations", and SFAS No. 142 "Goodwill and Other Intangible Assets", the Company will not amortize the goodwill recorded in connection with the acquisition of 100% of the shares in Comincom. The goodwill will be tested for impairment at least annually.

The following unaudited pro forma combined results of operations for the Company give effect to the Sovintel, Sibchallenge and Comincom business combinations as if they had occurred at the beginning of 2002 and to give effect to the Sibchallenge and Comincom business combinations as if they had occurred at the beginning of 2003. These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of the Company had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

70 FINANCIAL REVIEW

                                                                                    TWELVE MONTHS ENDED DECEMBER 31,
                                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                  -----------------------------------
                                                                                      2002                    2003
                                                                                  ------------              ---------
Revenue ......................................................................    $    371,226              $ 458,276
Income before cumulative effect of a change in accounting principle ..........          43,368                 61,802
Cumulative effect of a change in accounting principle ........................             974                      -
                                                                                  ------------              ---------
Net income ...................................................................    $     44,342              $  61,802
                                                                                  ============              =========
Basic earnings per share of common stock:
   Income before cumulative effect of a change in accounting principle .......    $       1.30              $    1.77
   Cumulative effect of a change in accounting principle .....................            0.03                      -
                                                                                  ------------              ---------
   Net income (loss) per share - basic .......................................    $       1.33              $    1.77
                                                                                  ============              =========
   Weighted average common shares - basic ....................................          33,454                 34,990
                                                                                  ============              =========
   Income before cumulative effect of a change in accounting principle .......    $       1.28              $    1.74
   Cumulative effect of a change in accounting principle .....................            0.03                      -
                                                                                  ------------              ---------
   Net income (loss) per share - diluted .....................................    $       1.31              $    1.74
                                                                                  ============              =========
   Weighted average common shares - diluted ..................................          33,869                 35,539
                                                                                  ============              =========

NOTE 6: INVESTMENTS IN AND ADVANCES TO VENTURES

The Company has various investments in ventures that are accounted for by the equity method. The Company's ownership percentages in its equity method investments, in the periods shown, range from approximately 22% to 50%. The Company has financed the operating and investing cash flow requirements of several of the Company's ventures in the form of cash advances. The Company aggregates all of the receivable and payable balances with the ventures in the Company's investments in and cash advances to the ventures.

For all periods presented through December 31, 2003, the significant investments accounted for under the equity method and the percentage interest owned consist of the following:

                                    EQUITY METHOD ENTITIES
                              ---------------------------------
                                     PERIOD           OWNERSHIP
                              --------------------    ---------
EDN Sovintel ...............  THROUGH Sep 16, 2002         50%
Other Regional Ventures ....                   All         50%
TeleRoss Nizhny Novgorod ...     THROUGH  Aug 2001         50%
TeleRoss Ufa ...............     THROUGH  Mar 2001         50%
TeleRoss Samara ............     THROUGH  Jun 2002         50%
MCT Corp ...................        FROM  Dec 2000     22%-24%

TeleRoss Nizhny Novgorod, TeleRoss Ufa, TeleRoss Samara, and EDN Sovintel are all accounted for using the consolidation method subsequent to the dates indicated above.

The following table presents summarized income statement information and balance sheet from the Company's significant equity investee, Sovintel, for the year ended December 31, 2001 and the period January 1, 2002 to September 16, 2002. Effective September 17, 2002, the Company began consolidating the results of operations of Sovintel as a result of the acquisition of the 50% interest not controlled previously.

                                         YEAR ENDED      PERIOD FROM JANUARY 1
                                     DECEMBER 31, 2001   TO SEPTEMBER 16, 2002
                                     -----------------   ---------------------
                                       (IN THOUSANDS)        (IN THOUSANDS)
Revenue ........................     $         115,706   $             101,261
Gross margin ...................                51,797                  45,248
Operating income ...............                29,747                  25,875
Net income .....................                22,211                  19,115
Current Assets .................                45,319                      --
Total Assets ...................               108,513                      --
Current liabilities ............                21,893                      --
Total liabilities ..............                25,065                      --
Net assets .....................                83,448                      --

                                                             FINANCIAL REVIEW 71

The Company's equity investee, MCT Corp. ("MCT"), is in default on a loan note to a third party that originally became due on September 29, 2001. In December 2001, MCT signed a forbearance agreement whereby the holder of the note agreed to forbear from selling the note or exercising its rights under the original debt agreements and to extend the terms of repayment until January 31, 2002. MCT did not make payment on the note prior to January 31, 2002 and during April 2002 the holder of the note foreclosed on the collateral related to the note and subsequently sold it to a third-party, resulting in a substantial loss to MCT. The Company recognized the corresponding amount of the Company's equity in MCT's losses during the second quarter of 2002, not exceeding the carrying value of the Company's investment in MCT. Total equity in losses recognized by the Company related to its MCT investment were $3.9 million and $5.1 million for the year ended December 31, 2001 and 2002, respectively. Management believes that throughout the remainder of 2002 and 2003, MCT has continued to incur losses.

The Company has no further commitments to provide financial support to MCT and thus has ceased recording any additional losses. In August 2003, MCT concluded a binding agreement with OJSC Mobile TeleSystems on the sale of five of its cellular operators. OJSC Mobile TeleSystems paid MCT approximately $70.0 million and assumed certain guarantees as part of the transaction. In October 2003, MCT declared a cash dividend of $1.90 per common share to shareholders of record as of October 27, 2003. The Company's portion of this cash dividend was approximately $4.7 million. This cash dividend was received in November 2003 and is classified as part of equity in earnings in the consolidated statement of operations. Consideration has been given to the resumption of equity accounting, however management does not believe that the Company's share of income resulting from the sale of assets that MCT has made would exceed losses that had previously not been recognized once the investment in MCT had been reduced to zero.

NOTE: 7 SUPPLEMENTAL BALANCE SHEET INFORMATION

                                                        DECEMBER 31, (IN THOUSANDS)
                                                       ----------------------------
                                                           2002           2003
Other current assets consist of:
   Inventory .......................................   $     3,401   $        7,932
   Notes receivable ................................         1,840            1,972
   Other current assets ............................         4,872            6,005
                                                       -----------   --------------
   Total other current assets ......................   $    10,113   $       15,909
                                                       ===========   ==============
Other non-current assets consist of:
   Notes receivable ................................   $     5,582   $        3,610
   Investments in and advances to
   ventures ........................................           721              251
   Other non-current assets ........................         6,749            4,256
                                                       -----------   --------------
   Total other non- current assets .................   $    13,052   $        8,117
                                                       ===========   ==============
Accounts payable and accrued expenses consists of:
   Accounts payable ................................   $    27,443   $       47,437
   Interest payable ................................            58               11
   Accrued compensation ............................         1,643            2,241
   Accrued other taxes .............................         5,474            1,092
   Accrued access and network services .............         3,031            9,471
   Other accrued expenses ..........................         6,221            7,575
                                                       -----------   --------------
   Total accounts payable
   and accrued expenses ............................   $    43,870   $       67,827
                                                       ===========   ==============
Other current liabilities consists of:
   Non-trade liabilities to GTS ....................   $     2,904   $        2,904
   Other current liabilities .......................         3,076            5,284
                                                       -----------   --------------
   Total other current liabilities .................   $     5,980   $        8,188
                                                       ===========   ==============

NOTE 8: DEBT OBLIGATIONS AND CAPITAL LEASES

Company debt consists of:

                                                 DECEMBER 31,
                                          ---------------------------
                                             2002            2003
                                                 (IN THOUSANDS)
Citibank General Credit Agreement ......  $       550   $         200
Citibank Credit Facility ...............       30,000              --
Motorola Equipment Agreement ...........          849             100
Siemens Loan Agreement .................        1,700             850
                                          -----------   -------------
                                               33,099           1,150
Less: debt maturing within one year ....        8,988             950
                                          -----------   -------------
Total long-term debt ...................  $    24,111    $        200
                                          ===========   =============

72 FINANCIAL REVIEW

Aggregate maturities of debt, as of December 31, 2003, are as follows: 2004 - $1.0 million, 2005 - none, 2006 - $0.1 million, 2007 - $0.1 million, 2008 -
none, and thereafter - none.

The Company paid interest of $2.2 million, $4.8 million and $2.0 million in 2001, 2002, and 2003, respectively.

Some of the Company's operating companies have received debt financing through direct loans from affiliated companies. In addition, certain operating companies have borrowed funds under a $22.7 million back-to-back, seven-year credit facility from a Russian subsidiary of Citibank. Under this facility, the Company provides full cash collateral, held in London and recorded on our balance sheet as restricted cash, for onshore loans made by the bank to the Company's Russian registered ventures. In a second, similar facility, the Company provides full cash collateral for a $10.0 million short term back-to-back, revolving, credit facility from the same bank for the Company's larger Russian operating companies. The funding level as of December 31, 2003 for all these facilities totaled $1.0 million, of which $0.2 million was funded to the Company's consolidated subsidiaries and $0.8 million was funded to the Company's affiliates. The loan facilities carry interest at a rate equal to the three-month London Inter-Bank Offering Rate ("LIBOR") plus 1.0 percent per annum (equivalent to approximately 2.49%, on average for loans outstanding, at December 31, 2003) and mature between December 2006 and January 2007.

In June 1996, GTU entered into an agreement with Motorola Corporation (the "Motorola equipment agreement") whereby GTU could purchase up to $20.0 million of certain equipment from Motorola. Through December 31, 2003, the Company had purchased $13.7 million of equipment under this agreement. GTU is required to make 15 semiannual payments plus accrued interest beginning six months after completion of installation of such equipment, starting on June 25, 1997. In June 2004, GTU is required to make the final semiannual payment plus accrued interest. Amounts outstanding under this agreement totaled $0.1 million at December 31, 2003. The agreement carries interest at a rate equal to the USD LIBOR rate plus 3.0 percent per annum (equivalent to 4.02% at December 31, 2003).

In October 2000, GTU entered into a four year supplier loan agreement with Siemens AG (the "Siemens Loan Agreement") whereby Siemens AG provided to GTU a loan of $3.4 million for the purchase from Siemens AG of network equipment and services for use in the GSM 1800 network in Odessa, Ukraine, deployed in the third quarter of 2000. In accordance with the terms of the Siemens Loan Agreement, GTU is required to make eight semi-annual payments plus accrued interest beginning May 15, 2001. Principal outstanding under this agreement totaled $0.9 million at December 31, 2003. The agreement carries interest at a rate equal to the six month USD LIBOR plus 4.9% (equivalent to 6.17% at December 31, 2003). The Siemens Loan Agreement became effective with the execution of a payment guarantee by GTI.

In the first quarter of 2000, the Company entered into a lease for fiber capacity, including facilities and maintenance, from Moscow to Stockholm. The lease has a term of ten years with an option to renew for an additional five years. Prepayments were made to the lessor in April 2000, August 2000 and February 2001. These prepayments have been offset in the balance sheet against the capital lease obligation.

In September 2001, the Company entered into a five year lease for the right to use up to VC-3 fiber optic capacity on major routes within Russia to support the increase in the Company's interregional traffic and regional expansion strategy. The lease is classified as a capital lease in the balance sheet. In December 2001, GTI issued a $9.1 million loan to the same company that has provided the lease. The loan has payment terms of 56 months, which started in January 2002, and carries interest at the rate of 7 percent per annum.

                                                             FINANCIAL REVIEW 73

The following table presents minimum lease payments under capital leases:

                                      LEASE PAYMENTS
                                      --------------
                                      (IN THOUSANDS)
2004 .............................    $        3,129
2005 .............................             2,862
2006 .............................             1,592
                                      --------------
                                               7,583
Less: interest ...................               753
                                      --------------
  Total principal payments .......    $        6,830
                                      ==============

In September 2002, ROL Holdings Limited ("ROLH"), a wholly-owned Cypriot subsidiary of the Company, entered into a secured $30.0 million credit facility with ZAO Citibank ("Citibank Credit Facility"). ROLH drew upon the Citibank Credit Facility in the fourth quarter of 2002 to fund the repayment of $30.0 million of the $46.0 million non-interest bearing promissory note issued to Rostelecom by TeleRoss in connection with the acquisition of the remaining 50% ownership interest in Sovintel previously held by Rostelecom. In June 2003, the Company settled early the $30.0 million of outstanding debt plus accrued interest. There was no penalty for the early settlement of this debt however an additional $0.2 million of previously capitalized financing costs was recognized as interest expense which was previously being recognized over the life of the facility.

NOTE 9: SHAREHOLDERS' EQUITY

COMMON STOCK

In May 2001, GTS completed the transaction contemplated by the Share Purchase Agreement (the "Share Purchase Agreement"), entered into in April 2001 with Alfa, Capital, and Baring Vostok, (collectively, the "Purchasers") with respect to the sale to the Purchasers by GTS of approximately 12.2 million shares of common stock, par value $0.01 per share of GTI. The aggregate purchase price paid by the Purchasers for the common stock was $125.0 million. In addition, as specified in the Share Purchase Agreement, at the time of the consummation of the sale and purchase, the Purchasers entered into separate stock option agreements with GTS which gave the Purchasers an option to purchase up to approximately 2.3 million of the remaining approximately 2.9 million shares of common stock beneficially owned by GTS at the purchase price of $11.00 per share during the 60-day period after the closing of the transaction.

In July 2001, the Company completed a buy-back of $25.0 million, or approximately 2.3 million shares, of the Company's common stock at $11.00 per share, from a subsidiary of GTS. In October 2001, GTS sold the remaining approximately 0.6 million shares of GTI's common stock. Accordingly, GTS is no longer an affiliate of the Company. In the fourth quarter of 2002, the Company retired the approximately 2.3 million of the Company's common stock held in treasury. In August 2002, the Company issued 4,024,067 shares of common stock to Rostelecom in partial settlement of the purchase price for the acquisition of the remaining 50% ownership interest in Sovintel, previously held by Rostelecom. In December 2003, the Company issued 7,007,794 shares of common stock to Telenor in settlement of the purchase price for the acquisition of 100% ownership interest in Comincom, previously held by Telenor.

The Company's outstanding shares of common stock increased by 479,977 shares and 1,918,882 shares in the twelve months ended December 31, 2002 and 2003, respectively issued in connection with the exercise of employee stock options. The Company has reserved 1,736,077 shares of common stock for issuance to certain employees and directors in connection with the 1999 Equity Participation Plan.

PREFERRED STOCK

On May 17, 2000, the Company's shareholders authorized 10 million shares of preferred stock, none of which have been issued.

74 FINANCIAL REVIEW

NOTE 10: STOCK OPTION PLANS

Prior to the formation of the Company, certain employees participated in one or more of the stock option plans of GTS. At the time of the IPO certain employees that had been granted GTS options that would vest during the year 2000, surrendered those options and received restricted shares in GTI, which vested on the second anniversary of the IPO. The maximum number of restricted shares to be issued under this arrangement was 141,961. The total cost of this restricted share program to the Company was $1.7 million (grant date fair value) of which $0.6 million was recorded in the year ended December 31, 2001 and $1.1 million was recorded prior to 2001.

The Company has established the 1999 Equity Participation Plan of Golden Telecom, Inc., (the "Option Plan"). The Company has granted and intends to offer stock options to key employees, members of the Board of Directors of the Company, and employees of its equity method investees. The Company recognized $0.3 million and $0.5 million in compensation expense in the years ended December 31, 2001 and 2002, respectively in connection with options granted to employees of the Company's equity investees. Under the Option Plan not more than 4,023,551 shares of common stock (subject to anti-dilution and other adjustment provisions) were authorized for issuance upon exercise of options or upon vesting of restricted or deferred stock awards. Options granted under the Option Plan vest over a three-year term from the date of grant with one-third vesting after one year and one thirty-sixth vesting each month thereafter and expire ten years from the date of grant.

When the Option Plan was adopted, the number of shares available for issuance under the Option Plan was calculated as 15% of the issued and outstanding shares on a fully diluted basis. In March 2001, the Compensation Committee of the Board of Directors approved an increase in shares available for issuance under the Equity Plan from 4,023,551 to 4,320,000 in order to preserve the 15% ratio referenced above.

In March 2001, in connection with the finalization of the MCT transaction, the Compensation Committee of the Board of Directors adopted a resolution providing that the Stock Option Award Agreements executed by the Company and certain terminated employees shall be amended to provide that the term of the options held by the employees that transferred from GTI to MCT shall be extended from ninety days after the employees termination date to one year after the termination date of the employees or until their termination date with MCT, whichever occurs earlier. The fair value of the options for employees transferred to MCT was not material at the date of modification. In April 2001, in accordance with the Equity Plan, the Compensation Committee of the Board of Directors adopted a resolution whereby the Stock Option Award Agreements issued by the Company to employees were amended to provide that the term of the options held by the employees shall be extended from ninety days after the employees' termination date to eighteen months after the termination date. No expense was recognized as a result of this modification since the intrinsic value of the outstanding options was zero on the measurement date.

The fair value of options granted under the GTI Option Plan in 2001 are estimated between $7.31 and $8.89 per common share, in 2002 are estimated to be $8.77 per common share and in 2003 are estimated to be between $9.39 and $15.05 per common share, on the date of grant using the Black Scholes option pricing model with the following assumptions:

                                          TWELVE MONTHS ENDED DECEMBER 31,
                                          --------------------------------
                                          2001        2002         2003
                                          ----        ----     -----------
Risk free interest rate .............     4.84%       4.71%    2.89 - 3.55%
Dividend yield. .....................      0.0%        0.0%            0.0%
Expected life (years) ...............      3.0         3.0             3.0
Volatility ..........................      125%        123%      104 - 108%

                                                             FINANCIAL REVIEW 75

Additional information with respect to stock options activity is summarized as follows:

                                                                          YEAR ENDED DECEMBER 31,
                                                         -----------------------------------------------------------
                                                                      2002                        2003
                                                                          WEIGHTED                       WEIGHTED
                                                                           AVERAGE                       AVERAGE
                                                          SHARES       EXERCISE PRICE      SHARES     EXERCISE PRICE
                                                         ---------     --------------    ----------   --------------
Outstanding at beginning of year ....................    3,241,906     $        12.75     2,657,073   $        12.75
Options granted .....................................      125,000              12.00       195,000            14.56
Options exercised ...................................     (479,977)             12.14    (1,918,882)           12.43
Options expired .....................................      (12,438)             13.00       (20,054)           27.06
Options forfeited ...................................     (217,418)             13.66        (8,865)           15.63
                                                         ---------                       ----------
Outstanding at end of year ..........................    2,657,073              12.75       904,272            13.48
                                                         =========                       ==========
Options exercisable at end of year ..................    2,230,147     $        12.72       566,324   $        13.49

The following table summarizes information about stock options outstanding:

                       OPTIONS OUTSTANDING                                                 OPTIONS EXERCISABLE
                       -------------------                                               -----------------------
                                                     WEIGHTED           WEIGHTED                        WEIGHTED
                                                AVERAGE REMAINING       AVERAGE                         AVERAGE
   EXERCISEPRICES             NUMBER             CONTRACTUAL LIFE       EXERCISE           NUMBER       EXERCISE
AT DECEMBER 31, 2003:      OUTSTANDING              (IN YEARS)            PRICE          EXERCISABLE     PRICE
---------------------  -------------------      -----------------       --------         -----------    --------
$               12.00        525,559                   6.6              $  12.00           382,611      $  12.00
                14.00        175,000                   9.1                 14.00                --            --
                15.63        173,713                   6.2                 15.63           173,713         15.63
                19.45         20,000                   4.4                 19.45                --            --
                33.25         10,000                   6.4                 33.25            10,000         33.25

NOTE 11: INCOME TAXES

The Company accounts for income taxes using the liability method required by FASB Statement No. 109 "Accounting for Income Taxes". The components of income
(loss) before income taxes and minority interest were as follows:

                                           YEAR ENDED DECEMBER 31,
                                 ----------------------------------------
                                    2001           2002           2003
                                 -----------    ----------     ----------
                                               (IN THOUSANDS)
Pretax income (loss):
Domestic ......................  $   (16,121)   $    5,823     $    5,754
Foreign .......................      (20,865)       28,141         67,560
                                 -----------    ----------     ----------
                                 $   (36,986)   $   33,964     $   73,314
                                 ===========    ==========     ==========

76 FINANCIAL REVIEW

The following is the Company's significant components of the provision for income taxes attributable to continuing operations:

                                                                    YEAR ENDED DECEMBER 31,
                                                                ------------------------------
(IN THOUSANDS)                                                    2001       2002       2003
Domestic - current ........................................     $    193   $     16   $     --
Domestic - deferred .......................................           --         --     (1,861)
Foreign - current .........................................        3,365      8,824     20,516
Foreign - deferred ........................................       (1,656)    (4,213)    (1,256)
                                                                --------   --------   --------
                                                                $  1,902   $  4,627   $ 17,399
                                                                ========   ========   ========

The Company paid income taxes of $2.7 million, $8.5 million and $17.5 million in 2001, 2002 and 2003, respectively. United States ("US") taxable income or losses recorded are reported on the Company's consolidated US income tax return. The Company was allocated its proportionate share, $23.6 million, of GTS' US net operating loss carry-forwards in 1999. As of December 31, 2003, the Company had net operating loss carry-forwards for US federal income tax purposes of approximately $5.3 million expiring in fiscal years 2010 through 2019. In the fourth quarter of 2003, the Company recognized the full amount of US carry-forward tax losses resulting in a deferred tax benefit of approximately $1.9 million.

The reconciliation of the US statutory federal tax rate of 35.0% to the Company's effective tax rate is as follows:

                                                                    YEAR ENDED DECEMBER 31,
                                                                ------------------------------
(IN THOUSANDS)                                                    2001       2002       2003
Tax benefit (expense)
at US statutory rates .....................................         35.0%     (35.0)%    (35.0)%
Non-deductible
expenses/non-taxable income:
   Amortization ...........................................        (11.4)      (0.7)      (0.4)
   Equity in earnings .....................................          7.7        5.8          -
Foreign exchange differences ..............................         (0.6)      (1.2)      (0.1)
Different foreign tax rates ...............................        (15.6)       7.7        9.3
Change in valuation allowance .............................         (2.2)      15.1        3.8
Other permanent differences . .............................        (18.1)      (5.3)      (1.3)
                                                                --------   --------   --------
Tax expense ...............................................         (5.2)%    (13.6)%    (23.7)%
                                                                ========   ========   ========

Deferred tax assets and liabilities are recorded based on temporary differences between book bases of assets and liabilities and their bases for income tax purposes. The following table summarizes major components of the Company's deferred tax assets and liabilities:

                                                                YEAR ENDED DECEMBER 31,
                                                                -----------------------
(IN THOUSANDS)                                                    2002           2003
DEFERRED TAX ASSETS:
   Net operating loss carry-forwards.......................     $  7,534       $  1,955
   Accrued expenses .......................................        2,035          2,525
   Deferred revenue .......................................        3,440          4,800
   Fixed assets ...........................................        4,386          4,778
   Other deferred tax assets ..............................        1,312          1,117
   Valuation allowance ....................................       (9,380)        (6,587)
                                                                --------       --------
Total deferred tax asset ..................................     $  9,328       $  8,588
                                                                ========       ========
DEFERRED TAX LIABILITIES:
   Accrued revenue ........................................     $    756       $      -
   Deferred expenses ......................................        1,575          1,306
   Intangible assets ......................................       10,846         21,489
   Other deferred tax liabilities .........................        2,916          4,259
                                                                --------       --------
Total deferred tax liability ..............................     $ 16,093       $ 27,054
                                                                ========       ========
Net deferred tax liability ................................     $ (6,765)      $(18,466)
                                                                ========       ========

The following table presents the Company's deferred tax assets and liabilities as of December 31, 2002 and 2003 attributable to different tax paying components in different tax jurisdictions:

                                                                YEAR ENDED DECEMBER 31,
                                                                -----------------------
(IN THOUSANDS)                                                    2002           2003
DEFERRED TAX ASSETS:
   US tax component .......................................     $  4,102       $  1,861
   Foreign tax component...................................       14,606         13,314
   Valuation allowance ....................................       (9,380)        (6,587)
                                                                --------       --------
Total deferred tax asset ..................................     $  9,328       $  8,588
                                                                ========       ========
DEFERRED TAX LIABILITIES:
   US tax component .......................................     $      -       $      -
   Foreign tax component ..................................       16,093         27,504
                                                                --------       --------
Total deferred tax liability ..............................     $ 16,093       $  27,05
                                                                ========       ========
Net deferred tax liability ................................     $ (6,765)      $(18,466)
                                                                ========       ========

                                                             FINANCIAL REVIEW 77

NOTE 12: COMMITMENTS AND LEASES

LEASES

The Company has various cancelable and non-cancelable operating lease agreements for equipment and office space with terms ranging from one to five years. Rental expense for operating leases aggregated $4.2 million, $4.9 million, and $4.9 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Future minimum lease payments under non-cancelable operating leases with terms of one year or more, as of December 31, 2003, are as follows: 2004 -- $1.9 million, 2005 -- $1.3 million, 2006 -- $0.6 million, 2007 -- $0.1 million, 2008
-- none, and thereafter -- none.

OTHER COMMITMENTS AND CONTINGENCIES

The Company has future purchase commitments of $8.4 million and $24.6 million as of December 31, 2002 and 2003, respectively. In the ordinary course of business, the Company has issued financial guarantees on debt for the benefit of certain of its non-consolidated ventures, which is all collateralized by cash as described in Note 8. The Company expects that all the collateralized debt will be repaid by the ventures. In addition, the Company has issued guarantees for the benefit of certain of its consolidated subsidiaries. The total amount guaranteed at December 31, 2003 was approximately $2.4 million.

MAJOR CUSTOMERS

The Company had one major customer in the Carrier and Operator reporting segment, representing $18.9 million, or 14%, of total revenues in 2001, $23.1 million, or 12%, of total revenues in 2002 and $27.6 million, or 8%, of total revenue in 2003.

TAX MATTERS

The Company's policy is to accrue for contingencies in the accounting period in which a liability is deemed probable and the amount is reasonably determinable. In this regard, because of the uncertainties associated with the Commonwealth of Independent States Taxes ("CIS Taxes"), the Company's final CIS Taxes may be in excess of the estimated amount expensed to date and accrued at December 31, 2002 and 2003. It is the opinion of management that the ultimate resolution of the Company's CIS Tax liability, to the extent not previously provided for, will not have a material effect on the financial condition of the Company. However, depending on the amount and timing of an unfavorable resolution of any contingencies associated with CIS Taxes, it is possible that the Company's future results of operations or cash flows could be materially affected in a particular period.

RUSSIAN ENVIRONMENT AND CURRENT ECONOMIC SITUATION

The Russian economy, while deemed to be of market status beginning in 2002, continues to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be significantly impacted by the government's continued actions with regard to supervisory, legal, and economic reforms.

On January 1, 2004, a new law on telecommunications came into effect in Russia. The law sets the legal basis for the telecommunications business in Russia and defines the status that state bodies have in the telecommunications sector. The Company cannot predict with any certainty how the new law will affect the Company. The new law creates a new interconnect

78 FINANCIAL REVIEW
pricing regime in 2004 that should be more transparent and unified and it creates a universal service charge calculated as a percentage of revenue which will be introduced from 2005. The new law may increase the regulation of the Company's operations and until such time as appropriate regulations consistent with the new law are promulgated, there will be a period of confusion and ambiguity as regulators interpret the legislation.

In the ordinary course of business, the Company may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which the Company operates. In the opinion of management, the Company's liability, if any, in all pending litigation, other legal proceeding or other matters, will not have a material effect upon the financial condition, results of operations or liquidity of the Company.

NOTE 13: RELATED PARTY TRANSACTIONS

Transactions with the Company's equity investees, GTS, Alfa affiliates, Rostelecom, and Telenor were as follows, for the years ended December 31:

                                                                  2001       2002       2003
                                                                --------   --------   --------
                                                                        (IN THOUSANDS)
Revenue from equity investees .............................     $  9,029   $  7,499   $     98
Revenue from GTS affiliates ...............................        2,475         --         --
Revenue from Rostelecom ...................................           --        446        575
Revenue from Telenor ......................................           --          3         --
Revenue from Alfa affiliates ..............................          127      1,102      1,134
                                                                --------   --------   --------
                                                                $ 11,631   $  9,047   $  1,810
                                                                ========   ========   ========
Cost of revenue from equity investees .....................       10,056      8,527      4,790
Cost of revenue from GTS affiliates .......................          850         --         --
Cost of revenue from Telenor ..............................           --         --         27
Cost of revenue from Rostelecom ...........................           --      5,154     16,860
                                                                --------   --------   --------
                                                                $ 10,906   $ 13,681   $ 21,677
                                                                ========   ========   ========

The revenue and cost of revenue from GTS affiliates included in the income statement represents revenue and cost of revenue through October 2001. GTS ceased to be a shareholder of GTI after this date.

The revenue from Alfa affiliates included in the income statement represents revenue and cost of revenue from May 2001, the date Alfa became a shareholder.

The revenue and cost of revenue from Rostelecom included in the income statement represents revenue and cost of revenue from September 2002, the date Rostelecom became a shareholder.

The revenue and cost of revenue from Telenor included in the income statement represents revenue and cost of revenue from December 2003, the date Telenor became a shareholder.

Included in other current assets at December 31, 2003 is approximately $0.3 million of accounts receivable from Alfa affiliates, approximately $0.2 million of accounts receivable from Rostelecom, and approximately $0.1 million of inter-company accounts receivable from Telenor.

The Company maintains bank accounts with Alfa Bank, which act as a clearing agent for the payroll of the Russian staff of the Company. The balances at these bank accounts were minimal at December 31, 2002 and 2003. In addition, certain of the Company's Russian subsidiaries maintain current accounts with Alfa. The amounts on deposit were approximately $0.7 million at December 31, 2002 and minimal at December 31, 2003.

The Company maintains bank accounts with International Moscow Bank. The Company's Chief Executive Officer's spouse is a member of the Bank Board of Directors of International Moscow Bank. The amounts on deposit were approximately $5.1 million at December 31, 2003.

                                                             FINANCIAL REVIEW 79

The Company incurred approximately $0.9 million in consulting costs from an affiliate of Alfa in relation to investment transactions in Cityline, Uralrelcom, and PTK during 2001, approximately $3.3 million in consulting costs from an affiliate of Alfa in relation to the acquisition of the remaining 50% of Sovintel previously held by Rostelecom in 2002 and approximately $0.3 million in consulting costs from an affiliate of Alfa in relation to the acquisition of Sibchallenge in 2003. In addition, the Company incurred approximately $0.1 million in consulting costs from an affiliate of Alfa related to a potential acquisition that was subsequently withdrawn from the market.

The Company has entered into a consulting services agreement with Alfa Bank. This consulting services agreement became effective on April 1, 2003 and will terminate on December 31, 2004, unless terminated earlier pursuant to the agreement. The agreement provides for compensation for the services, the total amount of which shall not exceed $1.0 million for the provision of services from April 1, 2003 to December 31, 2003 and an amount which shall not exceed $1.0 million for the provision of services from January 1, 2004 to December 31, 2004. In 2003, the Company expensed $0.8 million under the consulting services agreement.

In September 2002, several Russian subsidiaries of the Company entered into a one year agreement with OOO Alfa Insurance, an affiliate of Alfa, to provide the Company's Russian employees with medical and dental insurance services. The amount payable under this agreement is approximately $0.3 million per annum. In December 2002, the Company entered into a one year agreement with OOO Alfa Insurance, an affiliate of Alfa, to provide the Company with property and equipment liability insurance. The amount payable under this agreement is approximately $0.2 million per annum.

A member of the Company's executive management is a relative of the general director of two Russian based telecommunications services providers. The Company received revenue from these two telecommunications services providers in the amount of approximately $2.9 million for the year ended December 31, 2003 and incurred costs to these two telecommunications services providers in the amount of approximately $1.8 million dollars in the year ended December 31, 2003. At December 31, 2003, the Company had accounts receivable of Approximately $0.5 million and accounts payable of approximately $0.4 million with these two telecommunications services providers.

The Company provides telecommunications services to a marketing firm where the Chief Financial Officer's spouse is the Chief Executive Officer. The Company received revenue of approximately $0.1 million for the year ended December 31, 2003 from the marketing firm.

The Company issues loans to Russian employees principally to finance the purchase of apartments in Russia. The amount of loans outstanding was approximately $0.7 million at December 31, 2002 and approximately $0.6 million at December 31, 2003. These loans typically have a 4% to 10% rate of interest per annum and are typically payable over 3 years. In November 2002, the Company issued an approximately $0.1 million loan to the Finance Director of Sovintel, a wholly-owned subsidiary of the Company.

NOTE 14: SEGMENT INFORMATION

LINE OF BUSINESS DATA

The Company operates in four segments within the telecommunications industry. The four segments are: (1) Business and Corporate Services; (2) Carrier and Operator Services; (3) Consumer Internet Services; and (4) Mobile Services. The following tables present financial information for both consolidated subsidiaries and equity investee ventures, segmented by

80 FINANCIAL REVIEW
the Company's lines of businesses for the twelve months ended December 31, 2001, 2002 and 2003, respectively. Transfers between lines of businesses are included in the adjustments to reconcile segment to consolidated results. The Company evaluates performance based on the operating income (loss) of each strategic business unit, among other performance measures. Prior to the completion of the acquisition of the remaining 50% ownership interest in Sovintel and the subsequent merger of TeleRoss into Sovintel in April 2003, the Company managed business segments based on telecommunications products the Company provided. In April 2003, the Company re-designed the business segments around customer characteristics, and in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", the Company has presented the following four segments consistent with the information used by the chief operating decision maker to manage the operations for purposes of making operating decisions and allocating resources. The Company has restated segment information for prior periods to conform to the presentation adopted in the current period.

                                              BUSINESS     CARRIER                             CORPORATE
                                                 AND         AND       CONSUMER     MOBILE        AND
(IN THOUSANDS)                                CORPORATE    OPERATOR    INTERNET    SERVICE    ELIMINATIONS
                                              ---------   ---------   ---------   ---------   ------------
TWELVE MONTHS ENDED DECEMBER 31, 2001
Revenue from external customers ...........   $ 123,554   $  89,265   $  13,842   $  14,361   $        --
Intersegment revenue ......................         402         382          --          --          (784)
Impairment charge .........................          --          --      20,886       9,931           474
Operating income (loss) ...................      27,279      25,867     (33,418)    (10,915)      (23,177)
Identifiable assets .......................     139,796     129,159      35,838      10,264        97,585
Capital expenditures ......................      32,517      16,722       4,354       1,278           133

TWELVE MONTHS ENDED DECEMBER 31, 2002

Revenue from external customers ...........   $ 149,170   $ 104,609   $  21,800   $  13,001   $        --
Intersegment revenue ......................         502         717          --          --        (1,219)
Operating income (loss) ...................      36,975      28,620      (4,356)      3,553        (6,511)
Identifiable assets .......................     161,635     202,134      41,896       9,383        24,315
Capital expenditures ......................      29,375      15,417       2,908         449           222

TWELVE MONTHS ENDED DECEMBER 31, 2003

Revenue from external customers ...........   $ 188,087   $ 128,048   $  30,775   $  13,895   $        --
Intersegment revenue ......................         649         793          --          --        (1,442)
Operating income (loss) ...................      47,603      26,503      (2,457)      5,278        (6,976)
Identifiable assets .......................     385,087     236,635      52,584       6,566        52,042
Capital expenditures ......................      40,231      20,317       2,851         569            90

                                                                               ADJUSTMENTS
                                                                              TO RECONCILE
                                                                            BUSINESS SEGMENT
                                                                            TO CONSOLIDATED
                                                                                 RESULTS
                                                                         -----------------------
                                               BUSINESS                   EQUITY
                                               SEGMENT    CONSOLIDATED     METHOD     AFFILIATE
(IN THOUSANDS)                                  TOTAL       RESULTS      VENTURES    ADJUSTMENTS
                                              ---------   ------------   ---------   -----------
TWELVE MONTHS ENDED DECEMBER 31, 2001
Revenue from external customers ...........   $ 241,022   $    140,038   $(119,958)  $    18,974
Intersegment revenue ......................          --             --          --            --
Impairment charge .........................      31,291         31,291          --            --
Operating income (loss) ...................     (14,364)       (45,271)    (30,907)           --
Identifiable assets .......................     412,642        300,384    (112,258)           --
Capital expenditures ......................      55,004         37,359     (17,645)           --

TWELVE MONTHS ENDED DECEMBER 31, 2002

Revenue from external customers ...........   $ 288,580   $    198,727   $(105,861)  $    16,008
Intersegment revenue ......................          --             --          --            --
Operating income (loss) ...................      58,281         31,430     (26,851)           --
Identifiable assets .......................     439,363        435,810      (3,552)           --
Capital expenditures ......................      48,371         29,430     (18,941)           --

TWELVE MONTHS ENDED DECEMBER 31, 2003

Revenue from external customers ...........   $ 360,805   $    360,534   $  (4,861)  $     4,590
Intersegment revenue ......................          --             --          --            --
Operating income (loss) ...................      69,951         69,731        (220)           --
Identifiable assets .......................     732,914        729,226      (3,688)           --
Capital expenditures ......................      64,058         63,737        (321)           --

                                                             FINANCIAL REVIEW 81

GEOGRAPHIC DATA

Revenues from external customers are based on the location of the operating company providing the service.

The Company operated within two main geographic regions of the CIS: Russia and Ukraine. Geographic information as of December 31, 2001, 2002, and 2003 is as follows:

                                                                      CORPORATE
                                                                        OTHER
                                                                      COUNTRIES      CONSOLIDATED
(IN THOUSANDS)                                RUSSIA     UKRAINE     ELIMINATIONS       RESULTS
                                             --------    --------    ------------    -------------
YEAR ENDED
DECEMBER 31, 2001
Revenue .................................    $104,461    $ 37,954    $     (2,377)   $     140,038
Long-lived assets .......................     177,757      26,318             783          204,858

YEAR ENDED
DECEMBER 31, 2002

Revenue .................................    $166,319    $ 35,488    $     (3,080)   $     198,727
Long-lived assets .......................     275,209      24,541           1,512          301,262

YEAR ENDED
DECEMBER 31, 2003

Revenue .................................    $318,426    $ 44,524    $     (2,416)   $     360,534
Long-lived assets .......................     509,339      24,236           2,886          536,461

NOTE 15: SUPPLEMENTAL CASH FLOW INFORMATION

The following table summarizes significant non-cash investing and financing activities for the Company.

                                                TWELVE MONTHS ENDED DECEMBER 31,
                                                --------------------------------
                                                  2002                   2003
                                                        (IN THOUSANDS)
Issuance of common stock
in connection with acquisitions ............    $ 50,663              $  193,485
Amounts payable in connection
with business acquisitions .................       3,500                       -
Capitalized leased assets ..................           -                     420

NOTE 16: OTHER TRANSACTIONS

IMPAIRMENT

In the fourth quarter of 2001, the Company recorded an impairment charge in the amount of $10.4 million in association with the Company's mobile operations in Ukraine. In 2001, the mobile operation in Ukraine became subject to strong competitive and regulatory pressures, the Company's average revenue per user ("ARPU") declined significantly and the mobile operations business segment recorded an operating loss for the first time. The undiscounted cash flow analysis performed by the Company indicated that carrying value of the mobile long-lived assets was not recoverable. The Company recognized the loss as an impairment charge, calculated as the difference between the carrying amount and the fair value of the assets. Fair value was assessed by discounting the future cash flows associated with the assets. The components of the impairment charge includes a write-down of net property, plant and equipment by $8.4 million, net licenses by $1.5 million and net goodwill associated with the mobile operations of $0.5 million. This impairment charge is classified in the Mobile Services division.

In addition to the traditional voice and data service provision, GTI has been actively pursuing a strategy of developing non-traditional telecom service offerings including those related to the Internet, such as web hosting, web design, and vertical and horizontal Internet portal development. To this end, GTI acquired InfoArt Stars and the Agama family of Web properties to add to the Russia-On-Line Internet portal, which also incorporates some of the other acquisitions made in the year ended December 31, 2000, referat.ru, Absolute Games and Fintek. In line with experience outside of Russia, the Company has not seen the rapid development of Internet based services that was expected. During 2001, Internet based advertising and e-commerce revenues had not developed to significant levels. The undiscounted cash flow analysis, based

82 FINANCIAL REVIEW
on the 5-year business plan approved in the fourth quarter of 2001, performed by the Company indicated that carrying value of the long-lived portal assets was impaired. The Company recognized the loss as an impairment charge, calculated as the difference between the carrying amount and the fair value of the assets. Fair value was assessed by discounting the future cash flows associated with the assets. As a result, GTI recorded an impairment charge of $20.9 million. The impairment charge represents a write-down of Internet Content and Related Software, which was classified as Other Intangible Assets in the balance sheet and was included in the operating results of the Company's Consumer Internet business segment.

NOTE 17: QUARTERLY FINANCIAL DATA (UNAUDITED) Summarized quarterly financial data is as follows:

                                                                      ACTUAL FOR THE THREE MONTHS ENDED
                                                         ----------------------------------------------------------
                                                          MARCH 31,      JUNE 30,     SEPTEMBER 30,    DECEMBER 31,
                                                             2002          2002           2002             2002
                                                         -----------    ----------    -------------    ------------
                                                                   (IN THOUSANDS. EXCEPT PER SHARE DATA)
Revenues .............................................   $    36,350    $   39,217    $      46,376    $     76,784
Cost of Revenues .....................................        15,370        17,556           21,617          36,646
Gross Margin .........................................        20,980        21,661           24,759          40,138
Selling, general and administrative ..................         9,687        10,237           10,792          15,431
Net income ...........................................         6,206         2,754            7,879          12,945
Net income per share - basic(1) ......................   $      0.28    $     0.12    $        0.32    $       0.48

                                                                      ACTUAL FOR THE THREE MONTHS ENDED
                                                         ----------------------------------------------------------
                                                          MARCH 31,      JUNE 30,     SEPTEMBER 30,    DECEMBER 31,
                                                             2002          2002           2002             2002
                                                         -----------    ----------    -------------    ------------
                                                                   (IN THOUSANDS. EXCEPT PER SHARE DATA)
Revenues .............................................   $    78,376    $   80,762    $      90,095    $    111,301
Cost of Revenues .....................................        37,299        39,436           44,883          59,467
Gross Margin .........................................        41,077        41,326           45,212          51,834
Selling, general and administrative ..................        13,438        13,385           15,764          21,797
Net income ...........................................        12,820        11,835           12,506          18,274
Net income per share - basic(1) ......................   $      0.47    $     0.43    $        0.44    $       0.59

(1) The sum of the earnings per share for the four quarters will generally not equal earnings per share for the total year due to changes in the average number of common shares outstanding.

NOTE 18: SUBSEQUENT EVENTS

In February 2004, the Company completed the acquisition of ST-Holdings, a Czech company that owns approximately 50% plus one share in ZAO Samara-Telecom, a telecommunications service provider in Samara, Russia from SMARTS and individual owners for approximately $4.8 million in cash.

In February 2004, the Board of Directors of the Company declared a cash dividend of $0.20 per common share to shareholders of record as of March 18, 2004. The total amount payable to shareholders will be approximately $7.2 million.

In the first quarter of 2004, the Company expects to incur a reorganization charge in the range of approximately $2.0 million to approximately $3.0 million for headcount reductions in association with the operational integration of Comincom.

                                                             FINANCIAL REVIEW 83

BORD OF DIRECTORS

PETR AVEN (Chairman)
President, Alfa Bank

VLADIMIR ANDROSIK
Deputy General Director, Rostelecom

MICHAEL CALVEY
Managing Partners,
Baring Vostok Capital Partners

ASHLEY DUNSTER
Vice President,
Capital Research International, Inc.

DAVID HERMAN
Vice Chairman Emeritus, General Motors

KJELL MORTEN JOHNSEN
Vice President, Telenor Networks

ANDREI KOSOGOV
First Deputy Chairman, Alfa Bank

MICHAEL NORTH
Managing Director,
Eurokapital Verwaltungs GmbH

JAN EDVARD THYGESEN
Executive Vice President
and CEO of Telenor Nordic Mobile

ALEXANDER VINOGRADOV
President and CEO, Golden Telecom

APPENDIX

INDEPENDENT AUDITORS
Ernst & Young (CIS) Limited

STOCKHOLDER INFORMATION

ANNUAL MEETING
The Annual Meeting
of Golden Telecom, Inc.
will be held on May 20th, 2004
in Fornebu, Norway, in the
Midnattsol Meeting Room,
Telenor Expo, Snaroyvein 30,
1331 Fornebu, Norway. A
formal notice, together
with the proxy form, will
be mailed in advance of the
meeting to all stockholders
of record entitled to vote.

REGISTER AND TRANSFER AGENT
Correspondence concerning
Golden Telecom, Inc. stock
holdings or changes of
address should
be directed to:
Mellon Investor
Services LLC. 85
Challenger Road.
Ridgefield Park,
NJ 07660.

TELEPHONE:
201-329-8127

FACSIMILE:
201-329-8967

INTERNET:
www.mellon-investor.com

GENERAL INFORMATION
General information about
the company may be
obtained by contacting
Investor Relations:

TELEPHONE:
+7(095)797-9300

FACSIMILE:
+7(095)797-9332

E-MAIL:
InvestorRelations@gti.ru

INTERNET:
www.goldentelecom.com

Consolidated
financial statements
for Golden Telecom, Inc.
for the fiscal year ended
December 31, 2003 are
contained in Form 10-K
filed with the United
States Securities and
Exchange Commission
on March 12, 2004.

[GOLDENTELECOM LOGO]